Basis of Presentation
The following Management's Discussion and Analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated May 6, 2021, and is supplementary to, and should be read in conjunction with, Pembina's unaudited condensed consolidated interim financial statements for the three months ended March 31, 2021 ("Interim Financial Statements") as well as Pembina's audited consolidated annual financial statements ("Consolidated Financial Statements") and MD&A for the year ended December 31, 2020. All financial information has been prepared in accordance with IAS 34 Interim Financial Reporting and is expressed in Canadian dollars, unless otherwise noted. A description of Pembina's operating segments and additional information about Pembina is filed with Canadian and U.S. securities commissions, including quarterly and annual reports, annual information forms (filed with the U.S. Securities and Exchange Commission under Form 40-F) and management information circulars, which can be found online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com. Information contained in or otherwise accessible through Pembina's website does not form part of this MD&A and is not incorporated into this document by reference.
Abbreviations
For a list of abbreviations that may be used in this MD&A, refer to the "Abbreviations" section of this MD&A.
Non-GAAP Financial Measures
Pembina has identified certain operating and financial performance measures that management believes provide meaningful information in assessing Pembina's underlying performance. Readers are cautioned that such financial measures do not have a standardized meaning prescribed by International Financial Reporting Standards ("IFRS") and therefore may not be comparable to similar measures presented by other entities. Refer to the "Non-GAAP Measures" section of this MD&A for a list and description, including reconciliations to the most directly comparable GAAP measures, of such non-GAAP measures.
Risk Factors and Forward-Looking Information
Management has identified the primary risk factors that could have a material impact on the financial results and operations of Pembina. Such risk factors are presented in Pembina's MD&A and Annual Information Form ("AIF") for the year ended December 31, 2020 and have been updated in the "Risk Factors" section of this MD&A, as necessary. The Company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the factors described within the "Forward-Looking Statements & Information" section of this MD&A. This MD&A contains forward-looking statements based on Pembina's current expectations, estimates, projections and assumptions. This information is provided to assist readers in understanding the Company's future plans and expectations and may not be appropriate for other purposes.
Pembina Pipeline Corporation First Quarter 2021 1

1. ABOUT PEMBINA
Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for more than 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; and is growing an export terminals business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.
Purpose of Pembina:
To be the leader in delivering integrated infrastructure solutions connecting global markets;
•Customers choose us first for reliable and value-added services;
•Investors receive sustainable industry-leading total returns;
•Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
•Communities welcome us and recognize the net positive impact of our social and environmental commitment.
2 Pembina Pipeline Corporation First Quarter 2021

2. FINANCIAL & OPERATING OVERVIEW
Consolidated Financial Overview for the Three Months Ended March 31
Results of Operations

($ millions, except where noted)	2021	2020(3)	Change	% Change
Infrastructure and other services revenue	745	748	(3)	—
Product sales revenue	1,300	923	377	41
Total revenue	2,045	1,671	374	22
Net revenue(1)	999	865	134	15
Gross profit	630	733	(103)	(14)
Earnings	320	319	1	—
Earnings per common share – basic and diluted (dollars)	0.51	0.51	—	—
Cash flow from operating activities	456	410	46	11
Cash flow from operating activities per common share – basic (dollars)(1)	0.83	0.75	0.08	11
Adjusted cash flow from operating activities(1)	582	576	6	1
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.06	1.05	0.01	1
Capital investments	127	483	(356)	(74)
Adjusted EBITDA(1)	835	830	5	1
Total volume (mboe/d)(2)	3,482	3,508	(26)	(1)
Change in Earnings ($ millions)(3)(4)
Results Overview
Results in the first quarter of 2021 were positively impacted by higher gross profit in Facilities, largely due to new assets placed into service and higher supply volumes at the Redwater Complex. In Marketing & New Ventures, higher margins on NGL and crude sales, combined with higher marketed NGL volumes, were offset by realized and unrealized losses on commodity-related derivative financial instruments as compared to significant gains in the first quarter of 2020. In Pipelines, higher cost recoveries were offset by lower interruptible volumes on certain systems and lower share of profit from Ruby. Net finance costs decreased during the first quarter of 2021 compared to the first quarter of 2020 due to lower foreign exchange losses, as a result of hedge accounting adopted in the second quarter of 2020 and an increase in the value of the Canadian dollar relative to the U.S. dollar. Current tax expense decreased as a result of lower taxable income, combined with the reduction of the Alberta corporate tax rate from 10 to 8 percent effective July 2020.
Pembina Pipeline Corporation First Quarter 2021 3

Changes in Results for the Three Months Ended March 31
Infrastructure and other services revenue	●
Consistent with the prior period. Additional revenue from assets placed into service in Facilities, combined with higher supply volumes at the Redwater Complex and higher cost recoveries in Pipelines, were largely offset by lower interruptible volumes in Pipelines.

Product sales revenue	▲	$377 million increase ($134 million increase net of cost of goods sold), largely due to higher market prices for propane and crude oil, combined with higher marketed NGL volumes as Pembina monetized a portion of previously built up storage positions.
Cost of goods sold	▼	$240 million increase, largely due to higher propane and crude oil prices, combined with higher marketed NGL volumes as Pembina monetized a portion of previously built up storage positions.
Operating expenses	●	Consistent with the prior period.
Depreciation and amortization included in operations	●	Consistent with the prior period.
Share of profit from equity accounted investees	▼	$13 million decrease, largely due to a lower contribution from Ruby, partially offset by an increased share of profit from Alliance due to higher short-term contracted volumes on the Alliance Pipeline.
Realized loss (gain) on commodity-related derivatives	▼	$105 million negative variance, due to higher NGL and crude market prices during the first quarter of 2021, which also drove higher margins on NGL and crude sales, resulting in a realized loss on NGL- and crude-based derivative financial instruments for the period, compared to realized gains recognized during the first quarter of 2020. Pembina utilizes derivative instruments to stabilize the results of the Marketing business.
Unrealized loss (gain) on commodity-related derivatives	▼	$114 million negative variance, primarily due to the recovery in the forward price of NGL and crude oil during the first quarter of 2021, partially offset by contracts maturing in the period, compared to significant unrealized gains recognized during the first quarter of 2020 when commodity prices were decreasing.
General & administrative and other expenses	▼	$13 million increase, comprised of a $26 million increase in general & administrative expense, partially offset by a $13 million decrease to other expense. The increased general & administrative expense was largely due to higher long-term incentives driven by Pembina's increasing share price in the first quarter of 2021 compared to a decreasing share price in the first quarter of 2020, partially offset by a $7 million reduction in salaries and wages, while the decrease in other expense was due to a reduction in acquisition related costs.
Net finance costs	▲
$104 million decrease, primarily driven by lower foreign exchange losses as a result of hedge accounting adopted in the second quarter of 2020, combined with lower unrealized losses on un-hedged U.S. dollar instruments and non-commodity related derivative financial instruments, as the value of the Canadian dollar relative to the U.S. dollar increased during the first quarter of 2021.

Current tax expense	▲	$18 million decrease, primarily due to lower taxable income in the first quarter of 2021, combined with the reduction of the Alberta corporate tax rate from 10 to 8 percent effective July 2020.
Deferred tax expense	●	Consistent with the prior period.
Earnings	●	Consistent with the prior period.
Cash flow from operating activities	▲
$46 million increase, primarily driven by a $59 million decrease in taxes paid due to lower taxable income related to 2020, combined with the increase in operating results after adjusting for non-cash items, partially offset by the $38 million change in non-cash working capital.

Adjusted cash flow from operating activities(1)	●	Consistent with the prior period, as the same factors impacting cash flow from operating activities, discussed above, net of the decrease in taxes paid and change in non-cash working capital, largely offset an increase in accrued share based payment expense, driven by Pembina's increasing share price in the first quarter of 2021 compared to a decreasing share price in the first quarter of 2020.
Adjusted EBITDA(1)	●
Consistent with the prior period. Higher margins on NGL and crude oil sales, combined with new assets placed into service in Facilities, were largely offset by lower interruptible volumes in Pipelines and an increase in realized loss on commodity-related derivatives. Included in adjusted EBITDA is $184 million (2020: $179 million) related to equity accounted investees.

Total volume (mboe/d)(2)	▼
26 mboe/d decrease, largely due to lower interruptible volumes in Pipelines due to reduced upstream activity in 2020, partially offset by higher supply volumes at the Redwater Complex, higher seasonal volumes on the Alliance Pipeline and higher interruptible volumes on the Ruby Pipeline. Revenue volumes include 336 mboe/d (2020: 301 mboe/d) related to equity accounted investees.

▲	Increase;	▼	Decrease; or	●	No impact;	to earnings, adjusted EBITDA, cash flow from operations, adjusted cash flow from operating activities or total volumes.
(1)    Refer to the "Non-GAAP Measures" section.
(2)    Total revenue volumes. See the "Abbreviations" section for definition. Marketed NGL volumes are excluded from volumes to avoid double counting. Refer to the "Marketing & New Ventures" section for further information.
(3)    Comparative 2020 period has been restated. See "Voluntary Change in Accounting Policy" and Note 2 to the Interim Financial Statements.
(4)    Marketing & New Ventures results ex. hedging activities includes gross profit for Marketing & New Ventures less realized and unrealized losses on commodity related derivative financial instruments.
4 Pembina Pipeline Corporation First Quarter 2021

3. SEGMENT RESULTS
Business Overview
The Pipelines Division provides customers with pipeline transportation, terminalling, storage and rail services in key market hubs in Canada and the United States for crude oil, condensate, natural gas liquids and natural gas. The division includes pipeline transportation capacity of approximately 3.1 mmboe/d(1) and above ground storage capacity of approximately 11 mmbbls(1) within its conventional, oil sands and heavy oil, and transmission assets. The conventional assets include strategically located pipelines and terminalling hubs that gather and transport light and medium crude oils, condensate and natural gas liquids from western Alberta and northeast British Columbia to the Edmonton, Alberta area for further processing or transportation on downstream pipelines. The oil sands and heavy oil assets transport heavy and synthetic crude oil produced within Alberta to the Edmonton area and offer associated storage, terminalling and rail services. The transmission assets transport natural gas, ethane and condensate throughout Canada and the United States on long haul pipelines linking various key market hubs. In addition, the Pipelines Division assets provide linkages between Pembina's upstream and downstream assets across North America, enabling integrated customer service offerings. Together, these assets supply product from hydrocarbon producing regions to refineries, fractionators and market hubs in Alberta, British Columbia, Illinois and California, as well as other regions throughout North America.
The Facilities Division includes infrastructure that provides Pembina's customers with natural gas, condensate and NGL services. Pembina's natural gas gathering and processing assets are strategically positioned in active, liquids-rich areas of the WCSB and Williston Basin and are integrated with the Company's other businesses. Pembina provides sweet and sour gas gathering, compression, condensate stabilization, and both shallow cut and deep cut gas processing services with a total capacity of approximately 6.1 bcf/d(2) for its customers. Condensate and NGL extracted at virtually all Canadian-based facilities have access to transportation on Pembina's pipelines. In addition, all NGL transported along the Alliance Pipeline are extracted through the Pembina-operated Channahon Facility at the terminus. The Facilities Division includes approximately 354 mbpd(2) of NGL fractionation capacity, 21 mmbbls(1) of cavern storage capacity, associated pipeline and rail terminalling facilities, and a liquefied propane export facility on Canada's West Coast. These facilities are fully integrated with the Company's other divisions, providing customers with the ability to access a comprehensive suite of services to enhance the value of their hydrocarbons. In addition, Pembina owns a bulk marine export terminal in Vancouver, British Columbia.
The Marketing & New Ventures Division strives to maximize the value of hydrocarbon liquids and natural gas originating in the basins where the Company operates. Pembina seeks to further enhance existing markets and create new markets, to support both the Company's and its customers' overall business interests. In particular, Pembina seeks to identify opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure. Pembina strives to increase producer netbacks and product demand to improve the overall competitiveness of the basins where the Company operates. Within the Marketing & New Ventures Division, Pembina undertakes value-added commodity marketing activities including buying and selling products (natural gas, ethane, propane, butane, condensate and crude oil), commodity arbitrage, and optimizing storage opportunities. The marketing business enters into contracts for capacity on both Pembina's and third-party infrastructure, handles proprietary and customer volumes and aggregates production for onward sale.
(1)Net capacity; excludes projects under development.
(2)Net capacity. Includes Aux Sable capacity. The financial and operational results for Aux Sable are included in the Marketing & New Ventures Division; excludes projects under development.
Pembina Pipeline Corporation First Quarter 2021 5

Financial and Operational Overview by Division

	3 Months Ended March 31
	2021			2020
($ millions, except where noted)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit(4)	Adjusted EBITDA(2)
Pipelines	2,587	359	529	2,629	399	550
Facilities	895	197	269	879	176	256
Marketing & New Ventures(3)	—	73	90	—	157	55
Corporate	—	1	(53)	—	1	(31)
Total	3,482	630	835	3,508	733	830
(1)    Volumes for Pipelines and Facilities are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(2)    Refer to the "Non-GAAP Measures" section.
(3)    Marketed NGL volumes are excluded from volumes to avoid double counting. Refer to the "Marketing & New Ventures" section for further information.
(4)    Comparative 2020 period has been restated. See "Voluntary Change in Accounting Policy" and Note 2 to the Interim Financial Statements.
6 Pembina Pipeline Corporation First Quarter 2021

Pipelines
Financial Overview for the Three Months Ended March 31
Results of Operations

($ millions, except where noted)	2021	2020(4)	Change	% Change
Conventional revenue(1)	329	325	4	1
Transmission revenue(1)	108	118	(10)	(8)
Oil Sands revenue(1)	116	120	(4)	(3)
Pipelines revenue(1)	553	563	(10)	(2)
Operating expenses(1)	137	126	11	9
Share of profit from equity accounted investees	47	59	(12)	(20)
Depreciation and amortization included in operations	104	97	7	7
Gross profit	359	399	(40)	(10)
Adjusted EBITDA(2)	529	550	(21)	(4)
Volumes (mboe/d)(3)	2,587	2,629	(42)	(2)
Distributions from equity accounted investees	68	88	(20)	(23)

Change in Results
Conventional revenue(1)	●	Consistent with the prior period. Increased revenue due to higher recoverable costs, largely offset by lower interruptible volumes on the Drayton Valley Pipeline and the Peace Pipeline system, due to reduced upstream activities in 2020.
Transmission revenue(1)	▼	Decrease largely due to lower interruptible volumes on the Vantage Pipeline as market conditions exist for end users to source their supply from the Redwater Complex, combined with lower foreign exchange rates.
Oil Sands revenue(1)	●	Consistent with the prior period.
Operating expenses(1)	▼	Increase largely due to higher recoverable power costs as a result of the higher power pool price during the first quarter of 2021, combined with increased integrity spending.
Share of profit from equity accounted investees	▼	Decrease largely due to lower contribution from Ruby, partially offset by an increased share of profit from Alliance due to higher short-term contracted volumes on the Alliance Pipeline.
Depreciation and amortization included in operations	●	Consistent with the prior period.
Distributions from equity accounted investees	▼
$55 million (2020: $56 million) from Alliance and $13 million (2020: $32 million) from Ruby. The decrease in distributions from Ruby was due to lower cash flow available for distribution as a result of scheduled interest and amortization payments on Ruby debt instruments.

Volumes (mboe/d)(3)	▼	Decrease largely driven by lower interruptible volumes, discussed above, partially offset by higher seasonal volumes on the Alliance Pipeline and higher interruptible volumes on the Ruby Pipeline in the first quarter of 2021. Revenue volumes include 149 mboe/d (2020: 129 mboe/d) related to Alliance and 105 mboe/d (2020: 87 mboe/d) related to Ruby.
Adjusted EBITDA(2)	▼
Decrease due to lower interruptible volumes and lower foreign exchange rates, discussed above, combined with increased operating expenses due to higher power costs and integrity spending, partially offset by higher cost recoveries. Included in adjusted EBITDA is $75 million (2020: $71 million) related to Alliance and $47 million (2020: $49 million) related to Ruby.

Change in Adjusted EBITDA ($ millions)(2)
(1)    Includes inter-segment transactions. See Note 10 of the Interim Financial Statements.
(2)    Refer to the "Non-GAAP Measures" section.
(3)    Revenue volumes. See the "Abbreviations" section for definition.
(4)    Comparative 2020 period has been restated. See "Voluntary Change in Accounting Policy" and Note 2 to the Interim Financial Statements.
Pembina Pipeline Corporation First Quarter 2021 7

Financial and Operational Overview

	3 Months Ended March 31
	2021			2020
($ millions, except where noted)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit(3)	Adjusted EBITDA(2)
Pipelines
Conventional	862	211	252	902	216	258
Transmission	674	99	203	668	125	215
Oil Sands	1,051	49	74	1,059	58	77
Total	2,587	359	529	2,629	399	550
(1)    Revenue volumes in mboe/d. See the "Abbreviations" section for definition.
(2)     Refer to the "Non-GAAP Measures" section.
(3)    Comparative 2020 period has been restated. See "Voluntary Change in Accounting Policy" and Note 2 to the Interim Financial Statements.
Projects & New Developments(1)
Pipelines continues to focus on the execution of various system expansions. The projects in the following table were recently placed into service.

Significant Projects	In-service Date
Phase VI Expansion	June 2020
Wapiti Condensate Lateral	March 2020
NEBC Montney Infrastructure	February 2020
The following outlines the projects and new developments within Pipelines:

Phase VII Expansion
Capital Budget: $775 million	In-service Date: First half of 2023	Status: On time, trending on budget
This expansion includes a new 20-inch, approximately 220 km pipeline and two new pump stations or terminal upgrades. Phase VII will add approximately 160 mbpd of incremental capacity upstream of Fox Creek, accessing capacity available on the mainlines downstream of Fox Creek. Right-of-way clearing and procurement activities are in progress and construction is expected to commence in mid-June.

The Phase VIII and Phase IX expansion projects remain deferred, however the initial contracts supporting the projects are still in place and there remain strong indications of interest for incremental capacity. Value engineering work is ongoing and Pembina expects to make a decision in the second half of 2021 whether to re-activate these projects.

Phase VIII Expansion	Status: Deferred
This expansion will include 10-inch and 16-inch pipelines in the Gordondale to La Glace corridor as well as six new pump stations or terminal upgrades located between Gordondale and Fox Creek.

Phase IX Expansion	Status: Deferred
This expansion will include 6-inch and 16-inch pipelines debottlenecking the corridor north of Gordondale as well as upgrades at one pump station. In addition, this expansion will see existing pipelines, which are currently batching, converted to single product lines.
(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2020 filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
8 Pembina Pipeline Corporation First Quarter 2021

Facilities
Financial Overview for the Three Months Ended March 31
Results of Operations

($ millions, except where noted)	2021	2020(4)	Change	% Change
Gas Services net revenue(1)(2)	164	143	21	15
NGL Services net revenue(1)(2)	171	159	12	8
Facilities net revenue(1)(2)	335	302	33	11
Operating expenses(1)	111	96	15	16
Share of profit from equity accounted investees	18	16	2	13
Unrealized gain on commodity-related derivative financial instruments	(1)	(5)	4	(80)
Depreciation and amortization included in operations	46	51	(5)	(10)
Gross profit	197	176	21	12
Adjusted EBITDA(2)	269	256	13	5
Volumes (mboe/d)(3)	895	879	16	2
Distributions from equity accounted investees	29	24	5	21

Changes in Results
Gas Services net revenue(1)(2)	▲	Increase largely due to Empress infrastructure and Duvernay III being placed into service in the fourth quarter of 2020 and a full quarter contribution from the Duvernay Sour Treatment Facilities, which went into service late in the first quarter of 2020, combined with increased operating expense recoveries as a result of higher power costs.
NGL Services net revenue(1)(2)	▲	Increase primarily due to higher supply volumes and higher operating expense recoveries at the Redwater Complex.
Operating expenses(1)	▼	Increase largely due to operating expenses associated with the additional assets placed into service, discussed above, combined with higher power pool prices during the first quarter of 2021.
Share of profit from equity accounted investees	●	Consistent with the prior period.
Depreciation and amortization included in operations	●	Consistent with the prior period.
Distributions from equity accounted investees	●	Consistent with the prior period. $28 million (2020: $23 million) from Veresen Midstream and $1 million (2020: $1 million) from Fort Corp.
Volumes (mboe/d)(3)	▲	Increase due to higher supply volumes at the Redwater Complex and revenue volumes associated with Duvernay III being placed into service in the fourth quarter of 2020. Revenue volumes include 82 mboe/d (2020: 85 mboe/d) related to Veresen Midstream.
Adjusted EBITDA(2)	▲	Increase primarily due to the contribution from Empress infrastructure and Duvernay III being placed into service during the fourth quarter of 2020, combined with higher revenue at the Redwater Complex, discussed above, partially offset by higher operating expenses due to higher power costs. Included in adjusted EBITDA is $46 million (2020: $46 million) related to Veresen Midstream.
Change in Adjusted EBITDA ($ millions)(2)
(1)    Includes inter-segment transactions. See Note 10 of the Interim Financial Statements.
(2)    Refer to the "Non-GAAP Measures" section.
(3)    Revenue volumes. See the "Abbreviations" section for definition.
(4)    Comparative 2020 period has been restated. See "Voluntary Change in Accounting Policy" and Note 2 to the Interim Financial Statements.
Pembina Pipeline Corporation First Quarter 2021 9

Financial and Operational Overview

	3 Months Ended March 31
	2021			2020
($ millions, except where noted)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit(3)	Adjusted EBITDA(2)
Facilities
Gas Services	677	99	153	678	91	142
NGL Services	218	98	116	201	85	114
Total	895	197	269	879	176	256
(1)    Revenue volumes in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio. See the "Abbreviations" section for definition.
(2)    Refer to the "Non-GAAP Measures" section.
(3)    Comparative 2020 period has been restated. See "Voluntary Change in Accounting Policy" and Note 2 to the Interim Financial Statements.
Projects & New Developments(1)
Facilities continues to build-out its natural gas and NGL processing and fractionation assets to service customer demand. The projects in the following table were recently placed into service.

Significant Projects	In-service Date
Prince Rupert Terminal	March 2021
Duvernay III	November 2020
Empress Infrastructure	October 2020
Duvernay Sour Treatment Facilities	March 2020
Veresen Midstream(2)
Hythe Developments	March 2021
During the quarter, Pembina and its 45 percent owned joint venture, Veresen Midstream, safely completed the start-up of the Hythe Developments. The project includes an expansion of 125 MMcf/d (56 MMcf/d net to Pembina) of sour gas processing at Veresen Midstream's existing Hythe Gas Plant, approximately 60 km of 12-inch sour gas pipeline, a compressor station and various Pembina-owned laterals.
At the end of the first quarter, Pembina completed and placed into service the Prince Rupert Terminal, a propane export terminal located on Watson Island, British Columbia with permitted capacity of 25 mbpd.
The following outlines the projects and new developments within Facilities:

Empress Co-generation Facility
Capital Budget: $120 million	In-service Date: Fourth quarter of 2022	Status: Ahead of schedule, on budget
The Empress Co-generation Facility will use natural gas to generate up to 45 megawatts of electrical power, thereby reducing overall operating costs by providing power and heat to the existing Empress NGL Extraction Facility. All the power will be consumed on site, thereby supplying approximately 90 percent of the site's power requirements. Further, this project will contribute to annual greenhouse gas emission reductions at the Empress NGL Extraction Facility through the utilization of the co-generation waste heat and the low-emission power generated. This project has received all regulatory permits to commence construction activities at the site and construction is scheduled to commence in May 2021.
The Prince Rupert Terminal Expansion remains deferred. Engineering of the expansion is well advanced and Pembina expects to make a final investment decision in the second half of 2021.

Prince Rupert Terminal Expansion	Status: Deferred
The Prince Rupert Terminal Expansion will increase the export capacity of the terminal.
(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2020 filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
(2)    Investment in equity accounted investee, which Pembina has a 45 percent interest in as of March 31, 2021. Results from Veresen Midstream impact share of profit from equity accounted investees and proportionally consolidated metrics. See Note 5 to the Interim Financial Statements.

10 Pembina Pipeline Corporation First Quarter 2021

Marketing & New Ventures
Financial Overview for the Three Months Ended March 31
Results of Operations

($ millions, except where noted)	2021	2020	Change	% Change
Marketing revenue(1)	1,300	923	377	41
Cost of goods sold(1)	1,126	883	243	28
Net revenue(1)(2)	174	40	134	335
Share of profit from equity accounted investees	6	9	(3)	(33)
Realized loss (gain) on commodity-related derivative financial instruments	88	(17)	(105)	618
Unrealized loss (gain) on commodity-related derivative financial instruments	6	(104)	(110)	106
Depreciation and amortization included in operations	13	13	—	—
Gross profit	73	157	(84)	(54)
Adjusted EBITDA(2)	90	55	35	64
Volumes (mboe/d)(3)	221	195	26	13
Distributions from equity accounted investees	18	11	7	64

Change in Results
Net revenue(1)(2)	▲	Increase largely due to higher market prices for propane and crude oil, resulting in higher margins, combined with higher marketed NGL volumes, discussed below.
Share of profit from equity accounted investees	●	Consistent with the prior period.
Realized loss (gain) on commodity-related derivatives	▼	Realized loss due to higher NGL and crude market prices during the first quarter of 2021, which also drove higher margins on NGL and crude sales, resulting in a realized loss on NGL- and crude-based derivative instruments for the period, compared to realized gains recognized during the first quarter of 2020. Pembina utilizes derivative instruments to stabilize the results of the Marketing business.
Unrealized loss (gain) on commodity-related derivatives	▼	Unrealized loss on commodity-related derivatives primarily due to the recovery in the forward prices for NGL and crude oil during the first quarter of 2021, partially offset by contracts maturing in the period, compared to significant unrealized gains recognized during the first quarter of 2020 when commodity prices were decreasing.
Depreciation and amortization included in operations	●	Consistent with the prior period.
Distributions from equity accounted investees	●	Consistent with the prior period. Includes $18 million (2020: $11 million) from Aux Sable.
Volumes (mboe/d)(3)	▲	Marketed NGL volumes increased as Pembina continued to monetize storage positions that were built up during the second and third quarters of 2020, when commodity prices were lower, combined with increased supply volumes at the Redwater Complex. Revenue volumes includes 37 mboe/d (2020: 42 mboe/d) related to Aux Sable.
Adjusted EBITDA(2)	▲
Increase largely due to higher margins on NGL and crude oil sales as a result of the higher propane and crude oil prices during the first quarter of 2021, combined with higher marketed NGL volumes, partially offset by the realized loss on commodity-related derivatives. Included in adjusted EBITDA is $12 million (2020: $9 million) related to Aux Sable.

Change in Adjusted EBITDA ($ millions)(2)
(1)    Includes inter-segment transactions. See Note 10 of the Interim Financial Statements.
(2)    Refer to the "Non-GAAP Measures" section.
(3)    Marketed NGL volumes. See the "Abbreviations" section for definition.
Pembina Pipeline Corporation First Quarter 2021 11

Financial and Operational Overview

	3 Months Ended March 31
	2021			2020
($ millions, except where noted)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)
Marketing & New Ventures
Marketing	221	73	93	195	152	61
New Ventures(3)	—	—	(3)	—	5	(6)
Total	221	73	90	195	157	55
(1)    Marketed NGL volumes in mboe/d. See the "Abbreviations" section for definition.
(2)    Refer to the "Non-GAAP Measures" section.
(3)    All New Ventures projects have not yet commenced operations and therefore have no volumes.
Projects & New Developments(1)
The following outlines the projects and new developments within Marketing & New Ventures:
Pembina's New Ventures division continues to advance business opportunities in petrochemicals, liquified natural gas and low-carbon energy. New Ventures is focused on developing opportunities that integrate into Pembina's core businesses, while progressing projects that will extend Pembina's value-chain and benefit stakeholders. For example, Pembina has entered into a long-term, 100 megawatt ("MW") power purchase agreement ("PPA") with a subsidiary of TransAlta Corporation, that supports the development of the 130 MW Garden Plain Wind Project ("Garden Plain") in Alberta. The PPA provides significant benefits to Pembina, including securing cost-competitive renewable energy, fixing the price for a portion of the power Pembina consumes and generating on average approximately 135,000 tonnes of carbon dioxide equivalent emission ("CO2e") offsets annually, or an estimated total of 1.8 million tonnes of CO2e emission offsets.
(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2020 filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
12 Pembina Pipeline Corporation First Quarter 2021

4. LIQUIDITY & CAPITAL RESOURCES
Available Sources of Liquidity

($ millions)	March 31, 2021	December 31, 2020
Working capital(1)	(499)	(792)
Variable rate debt(2)(3)
Bank debt	1,427	1,534
Variable rate debt swapped to fixed	(314)	(318)
Total variable rate debt outstanding (weighted average interest rate of 1.4% (2020: 1.6%)	1,113	1,216
Fixed rate debt(2)
Senior unsecured medium-term notes	9,050	9,300
Subordinated hybrid notes	600	—
Variable rate debt swapped to fixed	314	318
Total fixed rate debt outstanding (weighted average interest rate of 4.0% (2020: 3.9%)	9,964	9,618
Total debt outstanding	11,077	10,834
Cash and unutilized debt facilities	1,952	2,685
(1)    As at March 31, 2021, working capital included $400 million (December 31, 2020: $600 million) associated with the current portion of long-term debt.
(2)    Face value.
(3)    Includes U.S. $250 million variable rate debt outstanding at March 31, 2021 (December 31, 2020: $250 million).
Pembina currently anticipates its cash flow from operating activities, the majority of which is derived from fee-based contracts, will be more than sufficient to meet its operating obligations, to fund its dividend and to fund its capital investments in the short-term and long-term. Pembina expects to source funds required for debt maturities from cash, its credit facilities and by accessing the capital markets, as required. Based on its successful access to financing in the capital markets over the past several years, Pembina expects to continue to have access to additional funds as required. Refer to "Risk Factors – General Risk Factors – Additional Financing and Capital Resources" in Pembina's MD&A and Note 27 to the Consolidated Financial Statements for more information. Management continues to monitor the situation and remains satisfied that the leverage employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.
Management may adjust Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate debt terms, repay existing debt, seek new borrowings, issue additional equity or hybrid securities and/or repurchase shares.
As at March 31, 2021, Pembina's credit facilities consisted of: an unsecured $2.5 billion (December 31, 2020: $2.5 billion) revolving credit facility, which includes a $750 million (December 31, 2020: $750 million) accordion feature and matures in May 2024; an unsecured $500 million (December 31, 2020: $500 million) non-revolving term loan, which matures in August 2022; an unsecured U.S. $250 million (December 31, 2020: U.S. $250 million) non-revolving term loan, which matures in May 2025; and an operating facility of $20 million (December 31, 2020: $20 million), which matures in May 2021 and is typically renewed on an annual basis (collectively, the "Credit Facilities"). There are no repayments due over the term of the Credit Facilities. On March 25, 2021, Pembina cancelled its $800 million revolving credit facility. No balance was outstanding on the cancellation date. As at March 31, 2021, Pembina had $2.0 billion (December 31, 2020: $2.7 billion) of cash and unutilized debt facilities. Subsequent to quarter end, Pembina extended its revolving and operating credit facilities to June 2026 and May 2022, respectively. As at March 31, 2021, Pembina had long-term debt and subordinated hybrid notes (excluding deferred financing costs) of $11.1 billion (December 31, 2020: $10.8 billion). Pembina is required to meet certain specific and customary affirmative and negative financial covenants under its medium-term notes and the Credit Facilities, including a requirement to maintain certain financial ratios. See "Liquidity & Capital Resources – Covenants" below for more information. Pembina is also subject to customary restrictions on its operations and activities under its medium-term notes and Credit Facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets.
Pembina Pipeline Corporation First Quarter 2021 13

Financing Activity
On January 25, 2021, Pembina closed a $600 million offering of Fixed-to-Fixed Rate Subordinated Hybrid Notes (the "Series 1 Subordinated Notes"). The Series 1 Subordinated Notes have a fixed 4.80 percent interest rate, payable semi-annually, which resets on January 25, 2031, and on every fifth anniversary thereafter, based on the five-year Government of Canada Yield plus: 4.17 percent for the period from, and including, January 25, 2031 to, but excluding January 25, 2051; and 4.92 percent for the period from, and including, January 25, 2051 to, but excluding January 25, 2081. Pembina used the net proceeds of the offering of the Series 1 Subordinated Notes to fund the redemption of its outstanding Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 11, its outstanding Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 13, to repay outstanding debt, as well as for general corporate purposes.
Covenants
Pembina's financial covenants under the note indenture governing its medium-term notes and the agreements governing the Credit Facilities include the following:

Debt Instrument	Financial Covenant(1)	Ratio	Ratio as at March 31, 2021
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 0.70	0.41
Credit Facilities	Debt to Capital	Maximum 0.65	0.42
	EBITDA to Senior Interest Coverage	Minimum 2.5:1.0	7.5
(1)    Terms as defined in relevant agreements.
Pembina was in compliance with all covenants under the note indenture governing its medium-term notes and the agreements governing its Credit Facilities as at March 31, 2021 (December 31, 2020: in compliance).
Credit Risk
Pembina continues to actively monitor and reassess the creditworthiness of its counterparties. While the global economic slowdown has begun to ease, the outlook for the global economic recovery remains uncertain and the potential for volatility in demand for crude oil and other commodities as a result of the ongoing COVID-19 pandemic could increase Pembina's counterparty risk, as uncertainty and the potential for volatility in the demand for crude oil could negatively impact the financial position of Pembina's customers and related parties and their access to credit, capital markets and other sources of liquidity. The majority of Pembina's credit exposure is to investment grade or split-investment grade counterparties. Pembina assesses all counterparties during the on-boarding process and actively monitors credit limits and exposure across the business. Financial assurances to mitigate and reduce risk may include guarantees, letters of credit and cash. Letters of credit totaling $108 million (December 31, 2020: $130 million) were held as at March 31, 2021, primarily in respect of customer trade receivables.

14 Pembina Pipeline Corporation First Quarter 2021

Credit Ratings
The following information with respect to Pembina's credit ratings is provided as such information relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings on Pembina's debt by its rating agencies, particularly a downgrade below investment-grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings and the associated costs may affect Pembina's ability to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities, nor do the credit ratings comment on the market price or suitability for a particular investor. Any credit rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.
On April 28, 2021, DBRS Limited ("DBRS") upgraded Pembina's ratings to 'BBB (high)' to Pembina's senior unsecured medium-term notes, 'BBB (low)' to the Series 1 Subordinated Notes and 'Pfd-3 (high)' to each issued series of Pembina's Class A Preferred Shares, other than the Class A Preferred Shares, Series 2021-A (the "Series 2021-A Class A Preferred Shares"), which are deliverable to the holders of the Series 1 Subordinated Notes following the occurrence of certain bankruptcy or insolvency events in respect of Pembina.
The long-term corporate credit rating assigned by S&P Global Ratings ("S&P") on Pembina is 'BBB'. S&P has also assigned a debt rating of 'BBB' to Pembina's senior unsecured medium-term notes, a debt rating of 'BB+' to the Series 1 Subordinated Notes, and a rating of 'P-3 (High)' to each issued series of Pembina's Class A Preferred Shares, other than the Series 2021-A Class A Preferred Shares.
Pembina Pipeline Corporation First Quarter 2021 15

Contractual Obligations and Off-Balance Sheet Arrangements
Contractual Obligations
Pembina had the following contractual obligations outstanding at March 31, 2021:

Contractual Obligations(1)	Payments Due By Period
($ millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Leases(2)	1,019	128	204	166	521
Long-term debt(3)	16,701	874	2,908	2,003	10,916
Construction commitments(4)	1,160	572	46	54	488
Other	535	101	136	72	226
Total contractual obligations	19,415	1,675	3,294	2,295	12,151

(1)	Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined, and therefore, an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to 9 years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 12 and 138 mbpd of NGL each year up to and including 2029. Power purchase agreements range from one to 23 years and involve the purchase of power from electrical service providers. Pembina has secured up to 80 megawatts per day each year up to and including 2044.
(2)	Includes terminals, rail, office space, land and vehicle leases.
(3)	Includes loans and borrowings, subordinated hybrid notes and interest payments on Pembina's senior unsecured notes and subordinated hybrid notes. Excludes deferred financing costs.
(4)	Excluding significant projects that are awaiting regulatory approval, projects which Pembina is not committed to construct, and projects that are executed by equity accounted investees.
Off-Balance Sheet Arrangements
As at March 31, 2021, Pembina does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on Pembina's financial condition, results of operations, liquidity or capital investments.
Letters of Credit
Pembina has provided letters of credit to various third parties in the normal course of conducting business. The letters of credit include financial guarantees to counterparties for product purchases and sales, transportation services, utilities, engineering and construction services. The letters of credit have not had and are not expected to have a material impact on Pembina's financial position, earnings, liquidity or capital resources. As at March 31, 2021, Pembina had $114 million (December 31, 2020: $91 million) in letters of credit issued.
16 Pembina Pipeline Corporation First Quarter 2021

5. SHARE CAPITAL
Common Shares
On February 25, 2021, the Toronto Stock Exchange ("TSX") accepted the Company's notice of intention to commence a normal course issuer bid ("NCIB") that allows the company to repurchase, at its discretion, up to approximately 27.5 million common shares through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems or as otherwise permitted by applicable securities law, subject to certain restrictions on the number of common shares that may be purchased on a single day. Common shares purchased by the Company will be cancelled. The program commenced March 2, 2021 and will terminate on March 1, 2022 or on such earlier date as the Company completes its purchases pursuant to the notice of intention. No common shares were purchased by Pembina during the first quarter of 2021.
Common Share Dividends
Common share dividends are payable if, as and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of Pembina's Board of Directors, which considers earnings, cash flow, capital requirements, the financial condition of Pembina and other relevant factors when making its dividend determination.
Preferred Shares
On January 25, 2021 in conjunction with the offering of the Series 1 Subordinated Notes, Pembina issued 600,000 Class A Preferred Shares, Series 2021-A, to Computershare Trust Company of Canada, to be held in trust as treasury shares to satisfy Pembina's obligations under the indenture governing the Series 1 Subordinated Notes.
On March 1, 2021, Pembina redeemed all of the 6.8 million issued and outstanding Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 11 (the "Series 11 Class A Preferred Shares") for a redemption price equal to $25.00 per Series 11 Class A Preferred Share, less taxes required to be deducted or withheld by the Company.
Subsequent to the end of the first quarter, on April 6, 2021, Pembina announced its intention to redeem all of the 10 million issued and outstanding Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 13 (the "Series 13 Class A Preferred Shares") on June 1, 2021 for a redemption price equal to $25.00 per Series 13 Class A Preferred Shares, less taxes required to be deducted or withheld by the Company.
Preferred Share Dividends
Other than in respect of the Series 2021-A Class A Preferred Shares, the holders of Pembina's Class A Preferred Shares are entitled to receive fixed cumulative dividends. Dividends on the Series 1, 3, 5, 7, 9, 13 and 21 Class A Preferred Shares are payable quarterly on the first day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina. Dividends on the Series 15, 17 and 19 Class A Preferred Shares are payable on the last day of March, June, September and December in each year, if, as and when declared by the Board of Directors of Pembina. Dividends on the Series 23 and 25 Class A Preferred Shares are payable on the 15th day of February, May, August and November in each year, if, as and when declared by the Board of Directors of Pembina.
Dividends are not payable on the Series 2021-A Class A Preferred Shares, nor shall any dividends accumulate or accrue, prior to delivery to the holders of the Series 1 Subordinated Notes following the occurrence of certain bankruptcy or insolvency events in respect of Pembina. Thereafter, dividends on the Series 2021-A Class A Preferred Shares are payable on the 25th day of January and July in each year, if, as and when declared by the Board of Directors.
Pembina Pipeline Corporation First Quarter 2021 17

Outstanding Share Data

Issued and outstanding (thousands)(1)	April 30, 2021
Common shares	549,979
Stock options	24,035
Stock options exercisable	12,803
Class A, Series 1 Preferred shares	10,000
Class A, Series 3 Preferred shares	6,000
Class A, Series 5 Preferred shares	10,000
Class A, Series 7 Preferred shares	10,000
Class A, Series 9 Preferred shares	9,000
Class A, Series 13 Preferred shares	10,000
Class A, Series 15 Preferred shares	8,000
Class A, Series 17 Preferred shares	6,000
Class A, Series 19 Preferred shares	8,000
Class A, Series 21 Preferred shares	16,000
Class A, Series 23 Preferred shares	12,000
Class A, Series 25 Preferred shares	10,000
(1)    Pembina issued 600,000 Series 2021-A Class A Preferred shares to the Computershare Trust Company of Canada, to be held in trust to satisfy its obligations under the indenture governing the Series 1 Subordinated Notes, in connection with the issuance of the Series 1 Subordinated Notes.
6. CAPITAL INVESTMENTS
Capital Invested

	3 Months Ended March 31
($ millions)	2021	2020
Pipelines	83	328
Facilities	40	136
Marketing & New Ventures	2	15
Corporate and other projects	2	4
Total capital invested(1)	127	483
(1)    Includes $13 million (2020: $30 million) related to non-recoverable sustainment activities.
In both 2021 and 2020, Pipeline capital investments continued to be primarily related to Pembina's Peace Pipeline system expansion projects. In 2021, Facilities capital investments were largely related to continued expansion at Empress and the Prince Rupert Terminal. In 2020, Facilities capital investments also included construction on Duvernay III and Marketing & New Ventures had capital investments primarily related to the Jordan Cove LNG project.
Contributions to Equity Accounted Investees

	3 Months Ended March 31
($ millions)	2021	2020
Aux Sable	1	1
Veresen Midstream	11	41
CKPC	—	152
Total	12	194
Contributions made to Veresen Midstream during both 2021 and 2020 were largely related to the construction of the Hythe Developments. See the "Projects & New Developments" for Facilities for further details on the Hythe Developments.
There were no contributions made to CKPC during 2021, following the indefinite suspension of the PDH/PP Facility project announced in the fourth quarter of 2020.

18 Pembina Pipeline Corporation First Quarter 2021

7. SELECTED QUARTERLY INFORMATION
Selected Quarterly Operating Information

(mboe/d)	2021	2020				2019
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Volumes(1)(2)
Pipelines
Conventional Pipelines	862	993	863	834	902	958	908	895
Transmission Pipelines	674	684	661	668	668	646	594	558
Oil Sands Pipelines	1,051	1,053	1,056	1,053	1,059	1,063	1,068	1,065
Facilities
Gas Services	677	673	657	658	678	690	672	668
NGL Services	218	211	214	214	201	220	194	198
Total	3,482	3,614	3,451	3,427	3,508	3,577	3,436	3,384
(1)    Revenue volumes. See the "Abbreviations" section for definition.
(2)    Includes Pembina's proportionate share of volumes from equity accounted investees.
Deferred Take-or-pay Revenue

($ millions)	2021	2020				2019
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Pipelines
Opening balance	3	42	45	22	8	17	23	19
Revenue deferred	42	52	66	53	40	31	27	27
Revenue recognized	(23)	(91)	(69)	(30)	(26)	(40)	(33)	(23)
Ending take-or-pay contract liability balance	22	3	42	45	22	8	17	23
Facilities
Opening balance	—	—	2	1	—	—	—	1
Revenue deferred	1	—	1	1	1	—	—	2
Revenue recognized	—	—	(3)	—	—	—	—	(3)
Ending take-or-pay contract liability balance	1	—	—	2	1	—	—	—
Quarterly Segmented Adjusted EBITDA ($ millions)(1)
(1) Refer to the "Non-GAAP Measures" section.
Pembina Pipeline Corporation First Quarter 2021 19

Quarterly Financial Information

($ millions, except where noted)	2021	2020(2)				2019(2)
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	2,045	1,694	1,569	1,268	1,671	1,754	1,700	1,808
Net revenue(1)	999	954	849	776	865	837	751	758
Operating expenses	182	201	178	154	179	177	151	134
Realized loss (gain) on commodity-related derivative financial instruments	88	6	(7)	(36)	(17)	(8)	(5)	(1)
Share of profit (loss) from equity accounted investees	71	(244)	62	66	84	89	90	98
Gross profit	630	247	568	460	733	605	615	631
Earnings (loss)	320	(1,216)	323	258	319	150	373	667
Earnings (loss) per common share – basic and diluted (dollars)	0.51	(2.28)	0.52	0.40	0.51	0.22	0.67	1.23
Cash flow from operating activities	456	766	434	642	410	728	535	661
Cash flow from operating activities per common share – basic (dollars)(1)	0.83	1.39	0.78	1.17	0.75	1.41	1.05	1.29
Adjusted cash flow from operating activities(1)	582	603	524	586	576	576	530	550
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.06	1.10	0.95	1.07	1.05	1.11	1.04	1.08
Common shares outstanding (millions):
Weighted average – basic	550	550	550	550	549	518	512	511
Weighted average – diluted	550	550	550	550	549	519	513	513
End of period	550	550	550	550	550	548	512	511
Common share dividends declared	346	346	346	347	346	314	307	302
Dividends per common share	0.63	0.63	0.63	0.63	0.63	0.60	0.60	0.59
Preferred share dividends declared	36	38	38	37	38	34	31	30
Capital investments	127	161	174	211	483	429	421	434
Contributions to equity accounted investees	12	—	28	2	194	120	25	28
Distributions from equity accounted investees	115	109	111	116	123	123	142	140
Adjusted EBITDA(1)	835	866	796	789	830	787	736	765
(1)    Refer to the "Non-GAAP Measures" section.
(2)    Comparative 2020 and 2019 periods have been restated. See "Voluntary Change in Accounting Policy" and Note 2 to the Interim Financial Statements.
During the periods in the table above, Pembina's financial and operating results were impacted by the following factors and trends:
•Impairments recognized on Pembina's interests in Ruby, CKPC and the assets associated with Jordan Cove in the fourth quarter of 2020 and the partial impairment of Pembina's interest in Ruby in the fourth quarter of 2019;
•The Kinder Acquisition, which was completed on December 16, 2019;
•The COVID-19 pandemic and the resulting decrease in demand for commodities starting in the second quarter of 2020, which led to a significant decline in global energy prices, resulting in a reduction in capital spending budgets by Pembina and its customers in 2020, and the subsequent recovery in demand for commodities and global energy prices during the first quarter of 2021;
•Volatility in the AECO-Chicago natural gas price differential and foreign exchange rates impacting operating results;
•Increased production in key operating areas and resource plays within the WCSB, including the Deep Basin, Montney and Duvernay formations, prior to the onset of the COVID-19 pandemic;
•New large-scale growth projects across Pembina's business being placed into service;
•Volatility in commodity market prices impacting margins within the marketing business, partially mitigated through Pembina's risk management program;
•A decrease in the Alberta corporate tax rate from 12 to 8 percent;
•Higher net finance costs impacting earnings associated with debt related to financing acquisitions, growth projects and volatility in foreign exchange rates; and
•Increased common and preferred shares outstanding and corresponding dividends due to the Kinder Acquisition.
20 Pembina Pipeline Corporation First Quarter 2021

8. SELECTED EQUITY ACCOUNTED INVESTEE INFORMATION
Loans and Borrowings of Equity Accounted Investees
Under equity accounting, the assets and liabilities of an investment are net into a single line item in the consolidated statement of financial position, "Investments in Equity Accounted Investees". To assist readers' understanding and to evaluate the capitalization of Pembina's investments, loans and borrowings associated with investments in equity accounted investees are presented below based on Pembina's proportionate ownership in such investments, as at March 31, 2021. In addition, certain of the equity accounted investees have borrowing arrangements with an amortization structure, thereby necessitating periodic repayments of principal. These repayments occur prior to the distribution of residual cash flow to Pembina. The loans and borrowings and amortization schedules are presented below and classified by the division in which the results for the investment are reported. Please refer to the "Abbreviations" section for a summary of Pembina's investments in equity accounted investees and the division in which their results are reported.

($ millions)(1)	March 31, 2021	December 31, 2020
Pipelines	911	926
Facilities	1,204	1,200
Total	2,115	2,126
(1)    Balances reflect Pembina's ownership percentage of the outstanding balance face value.
Amortization Schedule of Loans and Borrowings of Equity Accounted Investees

	3 Months Ended	Remainder of
($ millions)(1)	March 31, 2021	2021	2022	2023	2024	2025+
Pipelines	13	103	588	61	67	92
Facilities	—	12	36	36	1,120	—
Total	13	115	624	97	1,187	92
(1)    Balances reflect Pembina's ownership percentage of the outstanding balance face value.
Financing Activities for Equity Accounted Investees
On March 29, 2021, Ruby amended the maturity date of its term loan to April 30, 2021. At March 31, 2021, U.S. $16 million (U.S. $8 million net to Pembina) remained outstanding and was subsequently repaid by Ruby April 19, 2021.
Commitments to Equity Accounted Investees
Pembina has commitments to provide contributions to certain equity accounted investees based on annual budgets approved by the joint venture partners.
Credit Risk for Equity Accounted Investees
At March 31, 2021, Pembina's various equity accounted investees held letters of credit totaling $94 million (December 31, 2020: $105 million) primarily in respect of customer trade receivables.

Pembina Pipeline Corporation First Quarter 2021 21

9. OTHER
Related Party Transactions
Pembina enters into transactions with related parties in the normal course of business and on terms equivalent to those that prevail in arm's length transactions, unless otherwise noted. Pembina contracts capacity from Alliance and Veresen Midstream, its equity accounted investees, and advances funds to support operations and provides services, on a cost recovery basis, to equity accounted investees.
On January 6, 2021, Pembina advanced U.S. $8 million to Ruby Pipeline L.L.C., which was subsequently impaired.
For the three months ended March 31, 2021, Pembina had no other transactions with "related parties" (as defined in IAS 24 Related Party Disclosures) except those pertaining to contributions to Pembina's defined benefit pension plan and remuneration of key management personnel and the Board of Directors of Pembina, in the ordinary course of their employment or directorship agreements, respectively.
Risk Management
Pembina's risk management strategies, policies and limits, ensure risks and exposures are aligned to its business strategy and risk tolerance. Pembina's Board of Directors is responsible for providing risk management oversight at Pembina and oversees how management monitors compliance with Pembina's risk management policies and procedures and reviews the adequacy of this risk framework in relation to the risks faced by Pembina.
Pembina's financial risks are consistent with those discussed in note 27 of the Consolidated Financial Statements. Pembina has exposure to counterparty credit risk, liquidity risk and market risk. As at March 31, 2021, the Company has entered into certain financial derivative contracts in order to manage commodity price, foreign exchange and interest rate risk. These instruments are not used for trading or speculative purposes. For more information on Pembina's derivative instruments, refer to Note 12 to the Interim Financial Statements.
Disclosure Controls and Procedures ("DC&P") and Internal Control over Financial Reporting ("ICFR")
Management's Report on Internal Control Over Financial Reporting
Pembina's management is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings. The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under securities legislation.
The President and Chief Executive Officer and the Senior Vice President and Chief Financial Officer have designed, with the assistance of management, DC&P and ICFR to provide reasonable assurance that material information relating to Pembina's business is made known to them, is reported on a timely basis, that financial reporting is reliable and that financial statements prepared for external purposes are in accordance with IFRS.
Changes in Internal Control Over Financial Reporting
There were no changes in the first quarter of 2021 that had or are likely to have a material impact on Pembina's ICFR.
22 Pembina Pipeline Corporation First Quarter 2021

10. ACCOUNTING POLICIES & ESTIMATES
Changes in Accounting Policies
The accounting policies used in preparing the Interim Financial Statements are described in Note 5 of Pembina's Consolidated Financial Statements. There were no new accounting standards or amendments to existing standards adopted in the first three months of 2021 that are expected to have a material impact on Pembina's financial statements.
Voluntary change in accounting policy
As detailed in Note 3 of the Consolidated Financial Statements, as at December 31, 2020, Pembina voluntarily changed its accounting policy for the measurement of decommissioning liabilities to utilize a credit-adjusted risk-free interest rate instead of a risk-free interest rate to determine the present value of the liability at each statement of financial position date. This accounting policy change was applied retrospectively, including the restatement of certain comparative amounts in the Interim Financial Statements, as summarized below.
i.Reconciliation of the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income

($ millions)	3 Months Ended March 31, 2020
	Previously reported	Adjustments	Restated
Cost of sales	1,152	(4)	1,148
Share of profit from equity accounted investees	83	1	84
Gross profit	728	5	733
Net finance costs	209	(1)	208
Earnings before income tax	441	6	447
Deferred tax expense	51	1	52
Earnings attributable to shareholders	314	5	319
Total comprehensive income attributable to shareholders	793	5	798
Earnings attributable to common shareholders, net of preferred share dividends	275	5	280
Earnings per common share - basic and diluted	0.50	0.01	0.51
ii.Reconciliation of the Condensed Consolidated Interim Statement of Cash Flows

($ millions)	3 Months Ended March 31, 2020
	Previously reported	Adjustments	Restated
Earnings	314	5	319
Share of profit from equity accounted investees	(83)	(1)	(84)
Adjustments for depreciation and amortization	177	(4)	173
Adjustments for net finance costs	209	(1)	208
Adjustments for income tax expense	127	1	128
Cash flow from operating activities	410	—	410
Pembina Pipeline Corporation First Quarter 2021 23

Critical Accounting Judgments & Estimates
Critical accounting judgments and estimates used in preparing the Interim Financial Statements are described in Note 2 of Pembina's Consolidated Financial Statements for the year ending December 31, 2020. The preparation of consolidated financial statements in conformity with IFRS requires management to make both judgments and estimates that could materially affect the amounts recognized in the financial statements. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the three months ended March 31, 2021, including to the ongoing impact of significant uncertainties created by the COVID-19 pandemic, as discussed below.
Ongoing Impact of the COVID-19 Pandemic
Following the World Health Organization declaring the COVID-19 outbreak to be a pandemic, many governments have imposed restrictions on individuals and businesses, resulting in a significant slowdown of the global economy. While there have been positive signals into the first quarter of 2021 in commodity prices, demand recovery remains affected by COVID-19. Although restrictions have been relaxed in certain jurisdictions and vaccination programs are underway, there remains significant uncertainty as to the global economic outlook and there remains the potential for volatility in the global economy as a result of the COVID-19 pandemic. Management considered these uncertainties when applying judgment to estimates and assumptions in the Interim Financial Statements.
24 Pembina Pipeline Corporation First Quarter 2021

11. RISK FACTORS
Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of Pembina. With the exception of the risks noted below, there have been no material changes to the risk factors presented in Pembina's MD&A and AIF for the year ended December 31, 2020. Pembina's MD&A and AIF are available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.
Ongoing Impact of the COVID-19 Pandemic
COVID-19 Related Impacts
Pembina's business and operations has been and will continue to be materially adversely affected by the COVID-19 pandemic, including ongoing uncertainty with respect to the extent and duration of the pandemic. The ongoing COVID-19 pandemic, and actions that have, and may be, taken by governmental authorities in response thereto has resulted, and may continue to result in, among other things: an overall slowdown in the global economy; a decrease in global energy demand; increased volatility in financial and commodity markets; disruptions to global supply chains; labour shortages; significant impacts to the workforce; reductions in trade volumes; temporary operational restrictions and restrictions on gatherings of individuals, as well as shelter-in-place declarations and quarantine orders; business closures and travel bans; political and economic instability; and civil unrest. The recent resurgence of the COVID-19 virus and the recent spread of new variants thereof in certain geographic areas, including certain areas in which Pembina has operations, and the possibility that a resurgence of the COVID-19 virus or the spread of such new or potential future variants or mutations thereof may occur in other areas, has resulted in the re-imposition of certain of the foregoing restrictions, and may result in further restrictions, by governmental authorities in certain jurisdictions, including certain jurisdictions in which Pembina has operations. This further increases the risk and uncertainty as to the extent and duration of the COVID-19 pandemic and its ultimate impact on the global economy and other items noted above.
The risks to Pembina of the ongoing COVID-19 pandemic include, among other things: risks to the health and safety of Pembina's employees; a slowdown or temporary suspension of operations in certain geographic locations in which Pembina operates; delays in the completion, or additional deferrals, of Pembina's growth and expansion projects; and supply chain disruptions, all or any of which could materially adversely impact Pembina's business operations and financial results.
The full extent and impact of the COVID-19 pandemic continues to be unknown at this time and the degree to which it may impact Pembina's business operations and financial results will depend on future developments, which are uncertain and cannot be predicted with any degree of certainty, including: the duration, severity and geographic spread of the COVID-19 virus and variants and mutations thereof, including in respect of the recent resurgence of the virus and the recent spread of new variants thereof in certain geographic areas, including certain areas in which Pembina operates; further actions that may be taken by governmental authorities, including in respect of travel restrictions and business disruptions; the effectiveness and timing of actions taken to contain and treat the COVID-19 virus and variants and mutations thereof, including the vaccines developed in response thereto; and how quickly and to what extent normal economic and operating conditions will resume.
Impact on General Risks
Depending on the extent and duration of the COVID-19 pandemic, it may also have the effect of heightening many of the other risks described in Pembina's other disclosure documents, including Pembina's MD&A and AIF for the year ended December 31, 2020, such as risks relating to Pembina's exposure to commodity prices; the successful completion of Pembina's growth and expansion projects, including the expected return on investment thereof; Pembina's ability to maintain its credit ratings; restricted access to capital and increased borrowing costs; Pembina's ability to pay dividends and service obligations under its debt securities and other debt obligations; and otherwise complying with the covenants contained in the agreements that govern Pembina's existing indebtedness.
Pembina Pipeline Corporation First Quarter 2021 25

12. NON-GAAP MEASURES
Throughout this MD&A, Pembina has used financial measures that are not defined by GAAP but are used by management to evaluate the performance of Pembina and its businesses. Since non-GAAP measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies, non-GAAP measures must be clearly defined, qualified and reconciled to the most directly comparable GAAP measure. These non-GAAP measures are calculated and disclosed on a consistent basis from period to period.
The intent of the non-GAAP measures used throughout this MD&A is to provide additional useful information with respect to Pembina's financial performance to investors and analysts, though the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate these non-GAAP measures differently or use different non-GAAP measures.
Investors should be cautioned that net revenue, adjusted EBITDA, adjusted EBITDA per common share, adjusted cash flow from operating activities, cash flow from operating activities per common share, and adjusted cash flow from operating activities per common share should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as indicators of Pembina's performance.
Non-GAAP Proportionate Consolidation of Investments in Equity Accounted Investees Results
In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Net earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees.
To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.
Net Revenue
Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results, in Marketing & New Ventures and Facilities, to aggregate revenue generated by each of the Company's divisions and to set comparable objectives.

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Revenue	553	563	339	304	1,300	923	(147)	(119)	2,045	1,671
Cost of goods sold, including product purchases	—	—	4	2	1,126	883	(84)	(79)	1,046	806
Net revenue	553	563	335	302	174	40	(63)	(40)	999	865
26 Pembina Pipeline Corporation First Quarter 2021

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("adjusted EBITDA")
Adjusted EBITDA is a non-GAAP measure and is calculated as earnings for the year before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.
Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. The adjustments made to earnings are also made to share of profit from investments in equity accounted investees. In addition, Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.
Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of an issuer's ability to generate liquidity through cash flow from operating activities and equity accounted investees. Management also believes that adjusted EBITDA provides an indicator of operating income generated from capital invested, which includes operational finance income from lessor lease arrangements. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Management utilizes adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Pembina presents adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company's financial performance.

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Earnings before income tax(1)	333	383	187	169	67	116	(164)	(221)	423	447
Adjustments to share of profit from equity accounted investees and other(1)	76	63	31	35	6	(3)	—	—	113	95
Net finance costs(1)	13	7	6	6	(4)	21	89	174	104	208
Depreciation and amortization(1)	104	97	46	51	13	13	12	12	175	173
Unrealized (gain) loss on commodity-related derivative financial instruments	—	—	(1)	(5)	6	(104)	—	—	5	(109)
Canadian Emergency Wage Subsidy	—	—	—	—	—	—	(2)	—	(2)	—
Transformation and restructuring costs	—	—	—	—	—	—	11	—	11	—
Gain on disposal of assets	(1)	—	—	—	—	—	—	(1)	(1)	(1)
Transaction costs incurred in respect of acquisitions	—	—	—	—	—	—	1	5	1	5
Impairment charges and non-cash provisions	4	—	—	—	2	12	—	—	6	12
Adjusted EBITDA	529	550	269	256	90	55	(53)	(31)	835	830
Adjusted EBITDA per common share – basic (dollars)									1.52	1.51
(1)    Comparative 2020 period has been restated. See "Voluntary Change in Accounting Policy" and Note 2 to the Interim Financial Statements.
Pembina Pipeline Corporation First Quarter 2021 27

Adjusted Cash Flow from Operating Activities, Cash Flow from Operating Activities per Common Share and Adjusted Cash Flow from Operating Activities per Common Share
Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based payment expenses, and deducting preferred share dividends paid. Adjusted cash flow from operating activities deducts preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Per common share amounts are calculated by dividing cash flow from operating activities, or adjusted cash flow from operating activities, as applicable, by the weighted average number of common shares outstanding.

	3 Months Ended March 31
($ millions, except per share amounts)	2021	2020
Cash flow from operating activities	456	410
Cash flow from operating activities per common share – basic (dollars)	0.83	0.75
Add (deduct):
Change in non-cash operating working capital	79	41
Current tax expense	(58)	(76)
Taxes paid, net of foreign exchange	128	182
Accrued share-based payments	(18)	13
Share-based payments	32	44
Preferred share dividends paid	(37)	(38)
Adjusted cash flow from operating activities	582	576
Adjusted cash flow from operating activities per common share – basic (dollars)	1.06	1.05

28 Pembina Pipeline Corporation First Quarter 2021

13. ABBREVIATIONS
The following is a list of abbreviations that may be used in this MD&A:

Other
AECO	Alberta Energy Company benchmark price for natural gas
B.C.	British Columbia
GAAP	Canadian generally accepted accounting principles
IFRS	International Financial Reporting Standards
LPG	Liquefied petroleum gas
NGL	Natural gas liquids
U.S.	United States
WCSB	Western Canadian Sedimentary Basin
Deep cut	Ethane-plus capacity extraction gas processing capabilities
Shallow cut	Sweet gas processing with propane and/or condensate-plus extraction capabilities
Kinder Acquisition	Pembina's acquisition of Kinder Morgan Canada Limited and the U.S. portion of the Cochin Pipeline system on December 16, 2019
Volumes
Volumes for Pipelines and Facilities are revenue volumes, defined as physical volumes plus volumes recognized from take-or-pay commitments. Volumes for Marketing & New Ventures are marketed NGL volumes. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.

Measurement
bpd	barrels per day
mbbls	thousands of barrels
mbpd	thousands of barrels per day
mmbpd	millions of barrels per day
mmbbls	millions of barrels
mboe/d	thousands of barrels of oil equivalent per day
mmboe/d	millions of barrels of oil equivalent per day
MMcf/d	millions of cubic feet per day
bcf/d	billions of cubic feet per day
km	kilometer

Investments in Equity Accounted Investees
Pipelines:
Alliance	50 percent interest in both Alliance Pipeline Limited Partnership and Alliance Pipeline L.P.
Ruby	50 percent convertible, cumulative preferred interest in the Ruby Pipeline Holding Company L.L.C.
Facilities:
Veresen Midstream
45 percent interest in Veresen Midstream Limited Partnership, which owns assets in western Canada serving the Montney geological play in northwestern Alberta and northeastern B.C. including gas processing plants and gas gathering pipelines and compression

Fort Corp	50 percent interest in Fort Saskatchewan Ethylene Storage Limited Partnership and Fort Saskatchewan Ethylene Corporation
Marketing & New Ventures:
Aux Sable
An ownership interest in Aux Sable (approximately 42.7 percent in Aux Sable U.S. and 50 percent in Aux Sable Canada), which includes an NGL fractionation facility and gas processing capacity near Chicago, Illinois and other natural gas and NGL processing facilities, logistics and distribution assets in the U.S. and Canada, as well as transportation contracts on Alliance

CKPC	50 percent interest in the PDH/PP Facility
Readers are referred to the AIF dated February 25, 2021 on www.sedar.com for additional descriptions.
Pembina Pipeline Corporation First Quarter 2021 29

14. FORWARD-LOOKING STATEMENTS & INFORMATION
In the interest of providing Pembina's security holders and potential investors with information regarding Pembina, including management's assessment of the Company's future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or forward-looking information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "would", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "outlook", "aim", "purpose", "goal" and similar expressions suggesting future events or future performance.
By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These forward-looking statements speak only as of the date of the MD&A.
In particular, this MD&A contains forward-looking statements pertaining to the following:
•the potential impacts of the COVID-19 pandemic on Pembina, and Pembina's response thereto;
•future levels and sustainability of cash dividends that Pembina intends to pay to its shareholders and the dividend payment dates;
•planning, construction, locations, capital expenditure estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, completion and in-service dates, rights, sources of product, activities, benefits and operations with respect to new construction of, or expansions on existing, pipelines, systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's new projects on its future financial performance;
•pipeline, processing, fractionation and storage facility and system operations and throughput levels;
•treatment under governmental regulatory regimes in Canada and the U.S., including taxes and tax regimes, environmental and greenhouse gas regulations and related abandonment and reclamation obligations, and Indigenous, landowner and other stakeholder consultation requirements;
•Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities and the impact thereof;
•the amount of CO2e emission offsets that are expected to be generated from Garden Plain;
•increased throughput potential, processing capacity and fractionation capacity due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines and Pembina's facilities;
•expected future cash flows and the sufficiency thereof, financial strength, sources of and access to funds at attractive rates, future contractual obligations, future financing options, future renewal of credit facilities, availability of capital for capital projects and contributions to investments in equity accounted investees, operating obligations and dividends and the use of proceeds from financings;
•Pembina's capital structure, including the sufficiency of the amount of leverage employed therein and future actions that may be taken with respect thereto, including expectations regarding the repurchase or redemption of common shares and the timing thereof;
•Pembina's expectations regarding the creditworthiness of its counterparties;
•current ratings targets on Pembina's debt and the likelihood of a downgrade below investment-grade ratings;
•tolls and tariffs and processing, transportation, fractionation, storage and services commitments and contracts;
•operating risks (including the amount of future liabilities related to pipelines spills and other environmental incidents) and related insurance coverage and inspection and integrity programs;
•expectations regarding Pembina's NGL storage positions and its intentions with respect thereto;
•the expected demand for, and prices and inventory levels of, crude oil and other petroleum products, including NGL; and
•the impact of current market conditions on Pembina.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:
•oil and gas industry exploration and development activity levels and the geographic region of such activity;
•the success of Pembina's operations;
•prevailing commodity prices, interest rates and exchange rates;
•the ability of Pembina to maintain current credit ratings;
•the availability of capital to fund future capital requirements relating to existing assets and projects;
•expectations regarding Pembina's pension plan;
•future operating costs including geotechnical and integrity costs being consistent with historical costs;
•oil and gas industry compensation levels remaining consistent;

•in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities, and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•that CO2e emission offsets will be available to Pembina as expected;
•in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations;
•prevailing regulatory, tax and environmental laws and regulations and tax pool utilization; and
•the amount of future liabilities relating to lawsuits and environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).
The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:
•the regulatory environment and decisions and Indigenous and landowner consultation requirements;
•the impact of competitive entities and pricing;
•labour and material shortages;
•reliance on third parties to successfully operate and maintain certain assets;
•reliance on key relationships, joint venture partners, and agreements and the outcome of stakeholder engagement;
•the strength and operations of the oil and natural gas production industry and related commodity prices;
•non-performance or default by counterparties to agreements which Pembina or one or more of its subsidiaries has entered into in respect of its business;
•actions by joint venture partners or other partners which hold interests in certain of Pembina's assets;
•actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation;
•fluctuations in operating results;
•adverse general economic and market conditions in Canada, North America and elsewhere, including changes, or prolonged weakness, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels;
•risks relating to the current and potential adverse impacts of the COVID-19 pandemic;
•constraints on, or the unavailability of adequate infrastructure;
•the political environment, in North America and elsewhere, and public opinion;
•ability to access various sources of debt and equity capital;
•changes in credit ratings;
•technology and security risks;
•natural catastrophes; and
•the other factors discussed under "Risk Factors" herein and in Pembina's MD&A and AIF for the year ended December 31, 2020, which are available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.
These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.
30 Pembina Pipeline Corporation First Quarter 2021

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited)

($ millions)	March 31, 2021	December 31, 2020
Assets Current assets
Cash and cash equivalents	45	81
Trade receivables and other	773	662
Inventory	184	221
Derivative financial instruments (Note 12)	20	25
	1,022	989
Non-current assets
Property, plant and equipment (Note 4)	18,534	18,549
Intangible assets and goodwill	6,307	6,340
Investments in equity accounted investees (Note 5)	4,323	4,377
Right-of-use assets	634	651
Finance lease receivable	136	138
Deferred tax assets	313	322
Advances to related parties and other assets	55	50
	30,302	30,427
Total assets	31,324	31,416
Liabilities and equity Current liabilities
Trade payables and other	762	780
Loans and borrowings (Note 6)	400	600
Dividends payable	115	115
Lease liabilities	97	99
Contract liabilities (Note 8)	69	62
Taxes payable	—	56
Derivative financial instruments (Note 12)	78	69
	1,521	1,781
Non-current liabilities
Loans and borrowings (Note 6)	10,120	10,276
Subordinated hybrid notes (Note 6)	594	—
Lease liabilities	642	675
Decommissioning provision	361	348
Contract liabilities (Note 8)	226	230
Deferred tax liabilities	2,964	2,925
Other liabilities	163	166
	15,070	14,620
Total liabilities	16,591	16,401
Equity
Attributable to shareholders	14,673	14,955
Attributable to non-controlling interest	60	60
Total equity	14,733	15,015
Total liabilities and equity	31,324	31,416

See accompanying notes to the condensed consolidated interim financial statements

Pembina Pipeline Corporation First Quarter 2021 31

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(unaudited)

	3 Months Ended March 31
($ millions, except per share amounts)	2021	2020 (Restated Note 2)
Revenue (Note 8)	2,045	1,671
Cost of sales (Note 10)	1,393	1,148
Loss (gain) on commodity-related derivative financial instruments (Note 12)	93	(126)
Share of profit from equity accounted investees (Note 5)	71	84
Gross profit	630	733
General and administrative	87	61
Other expense	4	17
Impairment expense (Note 5)	12	—
Results from operating activities	527	655
Net finance costs (Note 9)	104	208
Earnings before income tax	423	447
Current tax expense	58	76
Deferred tax expense	45	52
Income tax expense	103	128
Earnings	320	319
Other comprehensive income (loss), net of tax (Note 11 & 12)
Exchange (loss) gain on translation of foreign operations	(63)	465
Impact of hedging activities	8	—
Re-measurement of defined benefit liability	—	14
Total comprehensive income attributable to shareholders	265	798
Earnings attributable to common shareholders, net of preferred share dividends	281	280
Earnings per common share – basic and diluted (dollars)	0.51	0.51
Weighted average number of common shares (millions)
Basic and Diluted	550	549
See accompanying notes to the condensed consolidated interim financial statements
32 Pembina Pipeline Corporation First Quarter 2021

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Attributable to Shareholders of the Company						Total Equity (Restated Note 2)
($ millions)	Common Share Capital	Preferred Share Capital	Deficit (Restated Note 2)	AOCI(1)	Total (Restated Note 2)	Non-Controlling Interest
December 31, 2020	15,644	2,946	(3,637)	2	14,955	60	15,015
Total comprehensive income (loss)
Earnings	—	—	320	—	320	—	320
Other comprehensive loss (Note 11)	—	—	—	(55)	(55)	—	(55)
Total comprehensive income (loss)	—	—	320	(55)	265	—	265
Transactions with shareholders of the Company
Part VI.1 tax on preferred shares (Note 7)	—	(3)	—	—	(3)	—	(3)
Preferred shares redemption (Note 7)	—	(170)	—	—	(170)	—	(170)
Share-based payment transactions (Note 7)	8	—	—	—	8	—	8
Dividends declared – common (Note 7)	—	—	(346)	—	(346)	—	(346)
Dividends declared – preferred (Note 7)	—	—	(36)	—	(36)	—	(36)
Total transactions with shareholders of the Company	8	(173)	(382)	—	(547)	—	(547)
March 31, 2021	15,652	2,773	(3,699)	(53)	14,673	60	14,733

Opening value January 1, 2020	15,539	2,956	(1,785)	98	16,808	60	16,868
Total comprehensive income (loss)
Earnings	—	—	319	—	319	—	319
Other comprehensive income
Exchange gain on translation of foreign operations	—	—	—	465	465	—	465
Remeasurements of defined benefit liability, net of tax	—	—	—	14	14	—	14
Total comprehensive income	—	—	319	479	798	—	798
Transactions with shareholders of the Company
Part VI.1 tax on preferred shares	—	(2)	—	—	(2)	—	(2)
Share-based payment transactions	87	—	—	—	87	—	87
Dividends declared – common	—	—	(346)	—	(346)	—	(346)
Dividends declared – preferred	—	—	(38)	—	(38)	—	(38)
Total transactions with shareholders of the Company	87	(2)	(384)	—	(299)	—	(299)
March 31, 2020	15,626	2,954	(1,850)	577	17,307	60	17,367
(1)    Accumulated Other Comprehensive Income (loss) ("AOCI").
See accompanying notes to the condensed consolidated interim financial statements
Pembina Pipeline Corporation First Quarter 2021 33

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited)

	3 Months Ended March 31
($ millions)	2021	2020 (Restated Note 2)
Cash provided by (used in)
Operating activities
Earnings	320	319
Adjustments for:
Share of profit from equity accounted investees	(71)	(84)
Distributions from equity accounted investees	115	123
Depreciation and amortization	175	173
Impairment expense	12	—
Unrealized loss (gain) on commodity-related derivative financial instruments	5	(109)
Net finance costs (Note 9)	104	208
Net interest paid	(109)	(99)
Income tax expense	103	128
Taxes paid	(127)	(186)
Share-based compensation expense (recovery)	28	(5)
Share-based compensation payment	(32)	(44)
Net change in contract liabilities	5	17
Other	7	10
Change in non-cash operating working capital	(79)	(41)
Cash flow from operating activities	456	410
Financing activities
Net decrease in bank borrowings	(103)	(605)
Proceeds from issuance of long-term debt, net of issue costs	593	1,069
Repayment of long-term debt	(250)	—
Repayment of lease liability	(24)	(26)
Exercise of stock options	1	82
Redemption of preferred shares	(170)	—
Dividends paid	(383)	(378)
Cash flow (used in) provided by financing activities	(336)	142
Investing activities
Capital expenditures	(127)	(483)
Contributions to equity accounted investees	(12)	(172)
Receipt of finance lease payments	3	14
Interest paid during construction	(9)	(14)
Advances to related parties	(10)	(11)
Changes in non-cash investing working capital and other	(2)	110
Cash flow used in investing activities	(157)	(556)
Change in cash and cash equivalents	(37)	(4)
Effect of movement in exchange rates on cash held	1	7
Cash and cash equivalents, beginning of period	81	129
Cash and cash equivalents, end of period	45	132
See accompanying notes to the condensed consolidated interim financial statements

34 Pembina Pipeline Corporation First Quarter 2021

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS
1. REPORTING ENTITY
Pembina Pipeline Corporation ("Pembina" or the "Company") is a Calgary-based, leading transportation and midstream service provider serving North America's energy industry. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. Pembina also owns gas gathering and processing facilities and an oil and natural gas liquids infrastructure, storage and logistics business; and is growing an export terminals business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain, allow it to offer a full spectrum of midstream and marketing services to the energy sector.
These condensed consolidated unaudited interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any investments in associates and joint arrangements as at and for the three months ended March 31, 2021. These Interim Financial Statements and the notes hereto have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB"). The accounting policies applied are in accordance with International Financial Reporting Standards (“IFRS”) and are consistent with the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2020 ("Consolidated Financial Statements"), and should be read in conjunction with those Consolidated Financial Statements. The Interim Financial Statements were authorized for issue by Pembina's Board of Directors on May 6, 2021.
Use of Estimates and Judgments
Management is required to make estimates and assumptions and use judgment in the application of accounting policies that could have a significant impact on the amounts recognized in the Interim Financial Statements. Actual results may differ from estimates and those differences may be material. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the three months ended March 31, 2021, including to ongoing impact of significant uncertainties created by the coronavirus ("COVID-19") pandemic, as discussed below.
Ongoing Impact of the COVID-19 Pandemic
Following the World Health Organization declaring the COVID-19 outbreak to be a pandemic, many governments have imposed restrictions on individuals and businesses, resulting in a significant slowdown of the global economy. While there have been positive signals into the first quarter of 2021 in commodity prices, demand recovery remains affected by COVID-19. Although restrictions have been relaxed in certain jurisdictions and vaccination programs are underway, there remains significant uncertainty as to the global economic outlook and there remains the potential for volatility in the global economy as a result of the COVID-19 pandemic. Management considered these uncertainties when applying judgment to estimates and assumptions in the Interim Financial Statements.
Pembina Pipeline Corporation First Quarter 2021 35

2. CHANGES IN ACCOUNTING POLICIES
Voluntary change in accounting policy
As detailed in Note 3 of the Consolidated Financial Statements, as at December 31, 2020, Pembina voluntarily changed its accounting policy for the measurement of decommissioning liabilities to utilize a credit-adjusted risk-free interest rate instead of a risk-free interest rate to determine the present value of the liability at each statement of financial position date. This accounting policy change was applied retrospectively, including the restatement of certain comparative amounts in the Interim Financial Statements, as summarized below.
i.Reconciliation of the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income

($ millions)	3 Months Ended March 31, 2020
	Previously reported	Adjustments	Restated
Cost of sales	1,152	(4)	1,148
Share of profit from equity accounted investees	83	1	84
Gross profit	728	5	733
Net finance costs	209	(1)	208
Earnings before income tax	441	6	447
Deferred tax expense	51	1	52
Earnings attributable to shareholders	314	5	319
Total comprehensive income attributable to shareholders	793	5	798
Earnings attributable to common shareholders, net of preferred share dividends	275	5	280
Earnings per common share - basic and diluted	0.50	0.01	0.51
ii.Reconciliation of the Condensed Consolidated Interim Statement of Cash Flows

($ millions)	3 Months Ended March 31, 2020
	Previously reported	Adjustments	Restated
Earnings	314	5	319
Share of profit from equity accounted investees	(83)	(1)	(84)
Adjustments for depreciation and amortization	177	(4)	173
Adjustments for net finance costs	209	(1)	208
Adjustments for income tax expense	127	1	128
Cash flow from operating activities	410	—	410
3. DETERMINATION OF FAIR VALUES
A number of the Company's accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure based on the methods set out in the Consolidated Financial Statements. These methods have been applied consistently to all periods presented in these Interim Financial Statements.
Ongoing Impact of the COVID-19 Pandemic
Measuring fair values using significant unobservable inputs has become more challenging in the current environment, where events and conditions related to the COVID-19 pandemic are driving significant disruption of business operations and a significant increase in economic uncertainty. Management applied its judgment in determining the impact of the significant uncertainties created by these events and conditions on the assessed fair values of assets and liabilities in the Interim Financial Statements.
36 Pembina Pipeline Corporation First Quarter 2021

4. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines	Facilities and Equipment	Cavern Storage and Other	Assets Under Construction(1)	Total
Cost
Balance at December 31, 2020	429	9,206	8,907	1,993	1,109	21,644
Additions and transfers	10	30	299	101	(305)	135
Change in decommissioning provision	—	(1)	(4)	1	—	(4)
Disposals and other	(1)	(10)	(1)	—	—	(12)
Foreign exchange	(1)	(11)	—	—	—	(12)
Balance at March 31, 2021	437	9,214	9,201	2,095	804	21,751

Depreciation
Balance at December 31, 2020	21	1,547	1,118	409	—	3,095
Depreciation	1	49	56	20	—	126
Disposals and other	—	(3)	(3)	2	—	(4)
Balance at March 31, 2021	22	1,593	1,171	431	—	3,217

Carrying amounts
Balance at December 31, 2020	408	7,659	7,789	1,584	1,109	18,549
Balance at March 31, 2021	415	7,621	8,030	1,664	804	18,534
(1)    Includes capitalized borrowing costs.
5. INVESTMENTS IN EQUITY ACCOUNTED INVESTEES

	Ownership Interest (percent)		Share of Profit from Equity Accounted Investees		Investments in Equity Accounted Investees
			3 Months Ended March 31
($ millions)	March 31, 2021	December 31, 2020	2021	2020	March 31, 2021	December 31, 2020
Alliance	50	50	34	29	2,462	2,498
Aux Sable	42.7 - 50	42.7 - 50	6	4	383	401
Ruby(1)	—	—	13	31	—	—
Veresen Midstream	45	45	17	13	1,374	1,374
CKPC	50	50	—	5	—	—
Other	50 - 75	50 - 75	1	2	104	104
			71	84	4,323	4,377
(1)    Pembina owns a 50 percent convertible preferred interest in Ruby.
At March 31, 2021, Pembina had U.S. $1.3 billion in investments in equity accounted investees held by entities whose functional currency is the U.S. dollar. The resulting foreign exchange loss for the three months ended March 31, 2021, of $20 million (2020: $248 million gain) has been included in other comprehensive income.
Impairment of Ruby Advance
During the three months ended March 31, 2021, Pembina recognized an impairment associated with an advance made to Ruby during the first quarter of 2021.
Financing Activities for Equity Accounted Investees
On March 29, 2021, Ruby amended the maturity date of its term loan to April 30, 2021. At March 31, 2021, U.S. $16 million (U.S. $8 million net to Pembina) remained outstanding and was subsequently repaid by Ruby April 19, 2021.
Pembina Pipeline Corporation First Quarter 2021 37

6. LONG-TERM DEBT
This note provides information about the contractual terms of Pembina's interest-bearing long-term debt, which are measured at amortized cost.
Carrying Value, Terms and Conditions, and Debt Maturity Schedule

				Carrying Value
($ millions)	Authorized at March 31, 2021	Nominal Interest Rate	Year of Maturity	March 31, 2021	December 31, 2020
Loans and borrowings
Senior unsecured credit facilities(1)(3)(4)	3,334	1.43(2)	Various(1)	1,424	1,530
Senior unsecured medium-term notes series 1	—	4.89	2021	—	250
Senior unsecured medium-term notes series 2	450	3.77	2022	450	449
Senior unsecured medium-term notes series 3	450	4.75	2043	447	447
Senior unsecured medium-term notes series 4	600	4.81	2044	597	597
Senior unsecured medium-term notes series 5	450	3.54	2025	449	449
Senior unsecured medium-term notes series 6	500	4.24	2027	498	498
Senior unsecured medium-term notes series 7	600	3.71	2026	603	603
Senior unsecured medium-term notes series 8	650	2.99	2024	647	647
Senior unsecured medium-term notes series 9	550	4.74	2047	542	542
Senior unsecured medium-term notes series 10	650	4.02	2028	661	661
Senior unsecured medium-term notes series 11	800	4.75	2048	842	842
Senior unsecured medium-term notes series 12	650	3.62	2029	654	654
Senior unsecured medium-term notes series 13	700	4.54	2049	713	713
Senior unsecured medium-term notes series 14	600	2.56	2023	599	599
Senior unsecured medium-term notes series 15	600	3.31	2030	597	597
Senior unsecured medium-term notes series 16	400	4.67	2050	397	397
Senior unsecured medium-term notes series 3A	50	5.05	2022	50	51
Senior unsecured medium-term notes series 5A	350	3.43	2021	350	350
Total loans and borrowings				10,520	10,876
Less current portion loans and borrowings				(400)	(600)
Total non-current loans and borrowings				10,120	10,276
Subordinated hybrid notes
Subordinated notes, series 1	600	4.80	2081	594	—
(1)    Pembina's unsecured credit facilities include a $2.5 billion revolving facility that matures in May 2024, a $500 million non-revolving term loan that matures in August 2022, a U.S. $250 million non-revolving term loan that matures in May 2025 and a $20 million operating facility that matures in May 2021, which is typically renewed on an annual basis.
(2)    The nominal interest rate is the weighted average of all drawn credit facilities based on Pembina's credit rating at March 31, 2021. Borrowings under the credit facilities bear interest at prime, Bankers' Acceptance, or LIBOR rates, plus applicable margins.
(3)    Includes U.S. $250 million variable rate debt outstanding at March 31, 2021 (December 31, 2020: U.S. $250 million).
(4)    The U.S. dollar denominated non-revolving term loan is designated as a hedge of the Company’s net investment in selected foreign operations with a U.S. dollar functional currency. Refer to Note 12 for foreign exchange risk management.
On January 25, 2021, Pembina closed a $600 million offering of Fixed-to-Fixed Rate Subordinated Hybrid Notes (the "Series 1 Subordinated Notes"). The Series 1 Subordinated Notes have a fixed 4.80 percent interest rate, payable semi-annually, which resets on January 25, 2031, and on every fifth anniversary thereafter, based on the five-year Government of Canada Yield plus: 4.17 percent for the period from, and including, January 25, 2031 to, but excluding January 25, 2051; and 4.92 percent for the period from, and including, January 25, 2051 to, but excluding January 25, 2081. The Series 1 Subordinated Notes are subject to optional redemption by Pembina from October 25, 2030 to January 25, 2031 and on any interest payment date or any interest reset date, as applicable. Pembina may also redeem the Series 1 Subordinated Notes in certain other limited circumstances. Following the occurrence of certain bankruptcy or insolvency events in respect of Pembina, subject to certain exceptions, the Series 2021-A Class A Preferred Shares (as defined below) will be delivered to the holders of the Series 1 Subordinated Notes to satisfy Pembina's obligations under the indenture governing the Series 1 Subordinated Notes. Upon delivery of the Series 2021-A Class A Preferred Shares, the Series 1 Subordinated Notes will be immediately and automatically surrendered and cancelled and all rights of any holders of the Series 1 Subordinated Notes will automatically cease. The fair value of the automatic delivery feature was assessed as nominal at inception.
38 Pembina Pipeline Corporation First Quarter 2021

On March 25, 2021, Pembina cancelled its $800 million revolving credit facility. No balance was outstanding on the cancellation date.
Subsequent to the end of the first quarter, on April 30, 2021, Pembina extended the maturity dates of its revolving and operating credit facilities to June 2026 and May 2022, respectively.
7. SHARE CAPITAL
Common Share Capital

($ millions, except as noted)	Number of Common Shares (millions)	Common Share Capital
Balance at December 31, 2020	550	15,644
Share-based payment transactions	—	8
Balance at March 31, 2021	550	15,652
On February 25, 2021, the Toronto Stock Exchange ("TSX") accepted the Company's notice of intention to commence a normal course issuer bid ("NCIB") that allows the company to repurchase, at its discretion, up to approximately 27.5 million common shares through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems or as otherwise permitted by applicable securities law, subject to certain restrictions on the number of common shares that may be purchased on a single day. Common shares purchased by the Company will be cancelled. The program commenced March 2, 2021 and will terminate on March 1, 2022 or on such earlier date as the Company completes its purchases pursuant to the notice of intention. No common shares were purchased by Pembina during the three months ended March 31, 2021.
Preferred Share Capital

($ millions, except as noted)	Number of Preferred Shares (millions)	Preferred Share Capital
Balance at December 31, 2020	122	2,946
Class A, Series 11 Preferred shares redeemed, net of issue costs	(7)	(170)
Part VI.1 tax	—	(3)
Balance at March 31, 2021	115	2,773
On January 25, 2021 in conjunction with the offering of the Series 1 Subordinated Notes, Pembina issued 600,000 Class A Preferred Shares, Series 2021-A, to Computershare Trust Company of Canada, to be held in trust as treasury shares to satisfy Pembina's obligations under the indenture governing the Series 1 Subordinated Notes.
On March 1, 2021, Pembina redeemed all of the 6.8 million issued and outstanding Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 11 (the "Series 11 Class A Preferred Shares") for a redemption price equal to $25.00 per Series 11 Class A Preferred Share.
Subsequent to the end of the first quarter, on April 6, 2021, Pembina announced its intention to redeem all of the 10 million issued and outstanding Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 13 (the "Series 13 Class A Preferred Shares") on June 1, 2021 for a redemption price equal to $25.00 per Series 13 Class A Preferred Shares.
Pembina Pipeline Corporation First Quarter 2021 39

Dividends
The following dividends were declared by Pembina:

3 Months Ended March 31
($ millions)	2021	2020
Common shares
$0.63 per common share (2020: $0.63)	346	346
Preferred shares
$0.31 per Series 1 preferred share (2020: $0.31)	3	3
$0.28 per Series 3 preferred share (2020: $0.28)	2	2
$0.28 per Series 5 preferred share (2020: $0.28)	3	3
$0.27 per Series 7 preferred share (2020: $0.27)	3	3
$0.27 per Series 9 preferred share (2020: $0.30)	2	2
$0.24 per Series 11 preferred share (2020: $0.36)	1	2
$0.36 per Series 13 preferred share (2020: $0.36)	4	4
$0.28 per Series 15 preferred share (2020: $0.28)	2	2
$0.30 per Series 17 preferred share (2020: $0.30)	2	2
$0.29 per Series 19 preferred share (2020: $0.31)	2	3
$0.31 per Series 21 preferred share (2020: $0.31)	5	5
$0.33 per Series 23 preferred share (2020: $0.33)	4	4
$0.33 per Series 25 preferred share (2020: $0.33)	3	3
	36	38
On April 6, 2021, Pembina announced that its Board of Directors had declared a monthly dividend of $0.21 per common share in the total amount of $115 million, payable on May 14, 2021 to shareholders of record on April 23, 2021. Pembina's Board of Directors also declared quarterly dividends for Pembina's preferred shares as outlined in the following table:

Series	Record Date	Payable Date	Per Share Amount	Dividend Amount ($ millions)
Series 1	May 3, 2021	June 1, 2021	$0.306625	3
Series 3	May 3, 2021	June 1, 2021	$0.279875	2
Series 5	May 3, 2021	June 1, 2021	$0.285813	3
Series 7	May 3, 2021	June 1, 2021	$0.273750	3
Series 9	May 3, 2021	June 1, 2021	$0.268875	2
Series 13	May 3, 2021	June 1, 2021	$0.359375	4
Series 15	June 15, 2021	June 30, 2021	$0.279000	2
Series 17	June 15, 2021	June 30, 2021	$0.301313	2
Series 19	June 15, 2021	June 30, 2021	$0.292750	2
Series 21	May 3, 2021	June 1, 2021	$0.306250	5
Series 23	April 30, 2021	May 17, 2021	$0.328125	4
Series 25	April 30, 2021	May 17, 2021	$0.325000	3
40 Pembina Pipeline Corporation First Quarter 2021

8. REVENUE
Revenue has been disaggregated into categories to reflect how the nature, timing and uncertainty of revenue and cash flows are affected by economic factors.

	2021				2020
3 Months Ended March 31	Pipelines	Facilities	Marketing & New Ventures	Total	Pipelines	Facilities	Marketing & New Ventures	Total
($ millions)
Take-or-pay(1)	399	184	—	583	388	182	—	570
Fee-for-service(1)	79	40	—	119	99	30	—	129
Product sales(2)	—	—	1,300	1,300	—	—	923	923
Revenue from contracts with customers	478	224	1,300	2,002	487	212	923	1,622
Operational finance lease income	4	—	—	4	4	—	—	4
Fixed operating lease income	30	9	—	39	37	8	—	45
Total external revenue	512	233	1,300	2,045	528	220	923	1,671
(1)    Revenue recognized over time.
(2)    Revenue recognized at a point in time.
b.Contract Liabilities
Significant changes in the contract liabilities balances during the period are as follows:

	3 Months Ended March 31, 2021			12 Months Ended December 31, 2020
($ millions)	Take-or-Pay	Other Contract Liabilities	Total Contract Liabilities	Take-or-Pay	Other Contract Liabilities	Total Contract Liabilities
Opening balance	3	289	292	8	223	231
Additions (net in the period)	20	19	39	3	117	120
Revenue recognized from contract liabilities(1)	—	(36)	(36)	(8)	(51)	(59)
Closing balance	23	272	295	3	289	292
Less current portion(2)	(23)	(46)	(69)	(3)	(59)	(62)
Ending balance	—	226	226	—	230	230
(1)    Recognition of revenue related to performance obligations satisfied in the current period that were included in the opening balance of contract liabilities.
(2)    As at March 31, 2021, the balance includes $23 million of cash collected under take-or-pay contracts which will be recognized within one year as the customer chooses to ship, process, or otherwise forego the associated service.
Contract liabilities depict Pembina's obligation to perform services in the future for cash and non-cash consideration which has been received from customers. Contract liabilities include up-front payments or non-cash consideration received from customers for future transportation, processing and storage services. Contract liabilities also include consideration received from customers for take-or-pay commitments where the customer has a make-up right to ship or process future volumes under a firm contract. These amounts are non-refundable should the customer not use its make-up rights.
Pembina does not have any contract assets. In all instances where goods or services have been transferred to a customer in advance of the receipt of customer consideration, Pembina's right to consideration is unconditional and has therefore been presented as a receivable.
9. NET FINANCE COSTS

	3 Months Ended March 31
($ millions)	2021	2020 (Restated Note 2)
Interest expense on financial liabilities measured at amortized cost:
Long-term debt	96	87
Leases	9	10
Unwinding of discount rate	4	4
Loss in fair value of non-commodity-related derivative financial instruments	4	46
Foreign exchange (gains) losses and other	(9)	61
Net finance costs	104	208
Pembina Pipeline Corporation First Quarter 2021 41

10. OPERATING SEGMENTS
Pembina's operating segments are organized by three divisions: Pipelines, Facilities and Marketing & New Ventures.

3 Months Ended March 31, 2021	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers	512	233	1,300	—	2,045
Inter-segment revenue	41	106	—	(147)	—
Total revenue(3)	553	339	1,300	(147)	2,045
Operating expenses	137	111	—	(66)	182
Cost of goods sold, including product purchases	—	4	1,126	(84)	1,046
Depreciation and amortization included in operations	104	46	13	2	165
Cost of sales	241	161	1,139	(148)	1,393
Realized loss on commodity-related derivative financial instruments	—	—	88	—	88
Share of profit from equity accounted investees	47	18	6	—	71
Unrealized (gain) loss on commodity-related derivative financial instruments	—	(1)	6	—	5
Gross profit	359	197	73	1	630
Depreciation included in general and administrative	—	—	—	10	10
Other general and administrative	9	5	7	56	77
Other (income) expense	(6)	(1)	1	10	4
Impairment expense	10	—	2	—	12
Reportable segment results from operating activities	346	193	63	(75)	527
Net finance costs (income)	13	6	(4)	89	104
Reportable segment earnings (loss) before tax	333	187	67	(164)	423
Capital expenditures	83	40	2	2	127
Contributions to equity accounted investees	—	11	1	—	12

3 Months Ended March 31, 2020	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
(Restated Note 2)
($ millions)
Revenue from external customers	528	220	923	—	1,671
Inter-segment revenue	35	84	—	(119)	—
Total revenue(3)	563	304	923	(119)	1,671
Operating expenses	126	96	—	(43)	179
Cost of goods sold, including product purchases	—	2	883	(79)	806
Depreciation and amortization included in operations	97	51	13	2	163
Cost of sales	223	149	896	(120)	1,148
Realized gain on commodity-related derivative financial instruments	—	—	(17)	—	(17)
Share of profit from equity accounted investees	59	16	9	—	84
Unrealized gain on commodity-related derivative financial instruments	—	(5)	(104)	—	(109)
Gross profit	399	176	157	1	733
Depreciation included in general and administrative	—	—	—	10	10
Other general and administrative	9	1	8	33	51
Other expense	—	—	12	5	17
Reportable segment results from operating activities	390	175	137	(47)	655
Net finance costs	7	6	21	174	208
Reportable segment earnings (loss) before tax	383	169	116	(221)	447
Capital expenditures	328	136	15	4	483
Contributions to equity accounted investees	—	41	153	—	194
(1)    Pipelines transportation revenue includes $52 million (2020: $59 million) associated with U.S. pipeline revenue.
(2)    Marketing & New Ventures includes revenue of $83 million (2020: $50 million) associated with U.S. midstream sales.
(3)    During the first quarter of 2021 and 2020, no one customer accounted for 10 percent or more of total revenues reported throughout all segments.
42 Pembina Pipeline Corporation First Quarter 2021

11. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

($ millions)	Currency Translation Reserve	Cash Flow Hedge Reserve	Pension and other Post-Retirement Benefit Plan Adjustments(2)	Total
Balance at December 31, 2019	134	—	(36)	98
Other comprehensive gain before hedging activities	465	—	14	479
Balance at March 31, 2020	599	—	(22)	577

Balance at December 31, 2020	48	—	(46)	2
Other comprehensive loss before hedging activities	(63)	—	—	(63)
Other comprehensive gain resulting from hedging activities(1)	3	5	—	8
Balance at March 31, 2021	(12)	5	(46)	(53)
(1)     Amounts relate to hedges of the Company's net investment in foreign operations (reported in Currency Translation Reserve) and interest rate derivatives designated as cash flow hedges (reported in Cash Flow Hedge Reserve)(Note 12).
(2)     Pension and other Post-Retirement Benefit Plan Adjustments will not be reclassified into earnings.
12. FINANCIAL INSTRUMENTS & RISK MANAGEMENT
Risk Management
Pembina's risk management strategies, policies and limits, ensure risks and exposures are aligned to its business strategy and risk tolerance. Pembina's Board of Directors is responsible for providing risk management oversight at Pembina and oversees how management monitors compliance with Pembina's risk management policies and procedures and reviews the adequacy of this risk framework in relation to the risks faced by Pembina.
Pembina's financial risks are consistent with those discussed in note 27 of the Consolidated Financial Statements. Pembina has exposure to counterparty credit risk, liquidity risk and market risk. As at March 31, 2021, the Company has entered into certain financial derivative contracts in order to manage commodity price, foreign exchange and interest rate risk. These instruments are not used for trading or speculative purposes.
Fair Values
The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position, are shown in the table below. Certain non-derivative financial instruments measured at amortized cost including cash and cash equivalents, trade receivables and other, finance lease receivables, advances to related parties and trade payables and other have been excluded because they have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity. These instruments would be classified in Level 2 of the fair value hierarchy.

	March 31, 2021				December 31, 2020
	Carrying Value	Fair Value(1)			Carrying Value	Fair Value(1)
($ millions)		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Financial assets carried at fair value
Derivative financial instruments(3)	54	—	54	—	53	—	53	—
Financial liabilities carried at fair value
Derivative financial instruments(3)	84	—	84	—	69	—	69	—
Financial liabilities carried at amortized cost
Long-term debt(2)	11,114	—	11,648	—	10,876	—	11,902	—
(1)    The basis for determining fair value is disclosed in Note 3.
(2)    Carrying value of current and non-current balances. Includes loans and borrowings and subordinated hybrid notes.
(3)    At March 31, 2021 all derivative financial instruments are carried at fair value through earnings, except for $5 million in interest rate derivative financial assets that have been designated as cash flow hedges.

Pembina Pipeline Corporation First Quarter 2021 43

Pembina's financial instruments carried at fair value are valued using Level 2 inputs that include quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Instruments in this category include non-exchange traded derivatives such as over-the-counter physical forwards and options, including those that have prices similar to quoted market prices. Pembina obtains quoted market prices for its inputs from information sources including banks, Bloomberg Terminals and Natural Gas Exchange.
Derivative instruments
Pembina enters into derivative instruments to hedge future cash flows associated with interest rate, commodity, and foreign exchange exposures. Derivatives are considered effective hedges to the extent that they offset the changes in value of the hedged item or transaction resulting from a specified risk factor. In some cases, even though the derivatives are considered to be effective economic hedges, they do not meet the specific criteria for hedge accounting treatment and are classified as held at fair value through profit or loss ("FVTPL").
The following table is a summary of the net derivative financial instruments, which is consistent with the gross balances:

	March 31, 2021					December 31, 2020
($ millions)	Current Asset	Non-Current Asset	Current Liability	Non-Current Liability	Total	Current Asset	Non-Current Asset	Current Liability	Total
Commodity, power, storage and rail financial instruments	10	28	(78)	(6)	(46)	11	27	(68)	(30)
Interest rate	—	6	—	—	6	—	1	(1)	—
Foreign exchange	10	—	—	—	10	14	—	—	14
Net derivative financial instruments	20	34	(78)	(6)	(30)	25	28	(69)	(16)
Notional and Maturity Summary
The maturity and notional amount or quantity outstanding related to Pembina's derivative instruments are as follows:

($ millions)	Liquids (bpd)	Natural Gas (GJ/d)	Power (MWh)	Foreign Exchange	Interest Rate
As at March 31, 2021
Purchases(1)	1,578	49,789	3	—	—
Sales(1)	14,857	—	—	—	—
Millions of U.S. dollars	—	—	—	148	250
Maturity dates	2021	2021	2021	2021	2025
As at December 31, 2020
Purchases(1)	1,756	73,557	6	—	—
Sales(1)	25,284	—	—	—	—
Millions of U.S. dollars	—	—	—	260	250
Maturity dates	2021	2021	2021	2021	2025
(1)    Barrels per day ("bpd"), gigajoules per day ("GJ/d") and megawatt hours ("MWh").
44 Pembina Pipeline Corporation First Quarter 2021

Gains and Losses on Derivative Instruments
Realized and unrealized losses (gains) on derivative instruments are as follows:

	3 Months Ended March 31
($ millions)	2021	2020
Derivative instruments held at FVTPL(1)
Realized loss (gain)
Commodity-related	88	(17)
Foreign exchange	(5)	—
Unrealized loss (gain)
Commodity-related	5	(109)
Foreign exchange	4	—
Derivative instruments in hedging relationships(2)
Unrealized (gain) loss
Interest rate	(5)	—
(1)    Realized and unrealized losses (gains) on commodity derivative instruments held at FVTPL are included in loss (gain) on commodity-related derivative financial instruments in the Interim Financial Statements. Realized and unrealized losses (gains) on foreign exchange derivative instruments held at FVTPL are included in net finance costs in the Interim Financial Statements.
(2)     Unrealized losses (gains) on derivatives in designated cash flow hedging relationships are recognized in the cash flow hedge reserve in accumulated other comprehensive income, with realized (gains) losses being reclassified to net finance costs. Refer to Note 11 for amounts reclassified. No (gains) losses have been recognized in net income relating to discontinued cash flow hedges.
Non-Derivative Instruments Designated as Net Investment Hedges
Pembina has designated certain U.S. dollar denominated debt as a hedge of the Company's net investment in U.S. dollar denominated subsidiaries and investments in equity accounted investees. The designated debt has been assessed as having no ineffectiveness as the U.S. dollar debt has an equal and opposite exposure to U.S. dollar fluctuations. As a result, all foreign exchange gains or losses on the debt are reported directly in other comprehensive income.
The following balances of U.S. dollar debt had been designated as hedges:

($ millions)	March 31, 2021	December 31, 2020
Notional amount of U.S. debt designated (in U.S. dollars)	250	250
Carrying value of U.S. debt designated	314	317
Maturity date	2025	2025
Pembina Pipeline Corporation First Quarter 2021 45

13. COMMITMENTS AND CONTINGENCIES
Commitments
Pembina had the following contractual obligations outstanding at March 31, 2021:

Contractual Obligations(1)	Payments Due by Period
($ millions)	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	After 5 Years
Leases(2)	1,019	128	204	166	521
Long-term debt(3)	16,701	874	2,908	2,003	10,916
Construction commitments(4)	1,160	572	46	54	488
Other	535	101	136	72	226
Total contractual obligations	19,415	1,675	3,294	2,295	12,151

(1)
Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined, and therefore, an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to 9 years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 12 and 138 mbpd of NGL each year up to and including 2029. Power purchase agreements range from one to 23 years and involve the purchase of power from electrical service providers. Pembina has secured up to 80 megawatts per day each year up to and including 2044.

(2)	Includes terminals, rail, office space, land and vehicle leases.
(3)	Includes loans and borrowings, subordinated hybrid notes and interest payments on Pembina's senior unsecured notes and subordinated hybrid notes. Excludes deferred financing costs.
(4)	Excluding significant projects that are awaiting regulatory approval, projects which Pembina is not committed to construct, and projects that are executed by equity accounted investees.
Commitments to Equity Accounted Investees
Pembina has commitments to provide contributions to certain equity accounted investees based on annual budgets approved by the joint venture partners.
Contingencies
Pembina, including its subsidiaries and its investments in equity accounted investees, are subject to various legal and regulatory and tax proceedings, actions and audits arising in the normal course of business. We represent our interests vigorously in all proceedings in which we are involved. Legal and administrative proceedings involving possible losses are inherently complex, and we apply significant judgment in estimating probable outcomes. Of most significance is a claim filed against Aux Sable by a counterparty to an NGL supply agreement. Aux Sable has filed Statements of Defense responding to the claim. While the final outcome of such actions and proceedings cannot be predicted with certainty, at this time management believes that the resolutions of such actions and proceedings will not have a material impact on Pembina's financial position or results of operations.
Letters of Credit
Pembina has provided letters of credit to various third parties in the normal course of conducting business. The letters of credit include financial guarantees to counterparties for product purchases and sales, transportation services, utilities, engineering and construction services. The letters of credit have not had and are not expected to have a material impact on Pembina's financial position, earnings, liquidity or capital resources. As at March 31, 2021, Pembina had $114 million (December 31, 2020: $91 million) in letters of credit issued.
46 Pembina Pipeline Corporation First Quarter 2021

HEAD OFFICE
Pembina Pipeline Corporation
Suite 4000, 585 - 8th Avenue SW
Calgary, Alberta T2P 1G1
AUDITORS
KPMG LLP
Chartered Professional Accountants
Calgary, Alberta
TRUSTEE, REGISTRAR & TRANSFER AGENT
Computershare Trust Company of Canada
Suite 600, 530 - 8th Avenue SW
Calgary, Alberta T2P 3S8
1.800.564.6253
STOCK EXCHANGE
Pembina Pipeline Corporation
Toronto Stock Exchange listing symbols for:
COMMON SHARES PPL
PREFERRED SHARES PPL.PR.A, PPL.PR.C, PPL.PR.E, PPL.PR.G, PPL.PR.I, PPL.PR.M, PPL.PR.O, PPL.PR.Q, PPL.PR.S, PPL.PF.A, PPL.PF.C and PPL.PF.E
New York Stock Exchange listing symbol for:
COMMON SHARES PBA
INVESTOR INQUIRIES
PHONE 403.231.3156
FAX 403.237.0254
TOLL FREE 1.855.880.7404
EMAIL investor-relations@pembina.com
WEBSITE www.pembina.com